**OFFERING CIRCULAR**

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**



# FORM 1-A/A

**AMENDMENT NO. 3**

**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**

# StepOne
# Personal Health, Inc.

(Formerly: "Biohub, LLC")

**Commission File Number: 0001606811**

***Delaware***

**UNITED STATES:**
**StepOne Personal Health, Inc.**
**C/O: Alternative Securities Markets Group**
**9107 Wilshire Blvd., Suite 450**
**Beverly Hills, California 90210**
**Phone: (213) 407-4386**

| | |
|---|---|
| **8099– Health and Allied Services, Not Elsewhere Classified** | **90-0785095** |
| (Primary Standard Industrial Classification Code Number) | (I.R.S. Employer Identification Number) |

**This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A**

## PART I - NOTIFICATION UNDER REGULATION A

**Item 1. Significant Parties**

**(a) (b) Directors and Officers.**

| **Name and Address** | **Position(s) Held** |
| --- | --- |
| Mr. Craig Brandman, MD<br>StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801 | Chief Executive Officer & Chief Financial Officer |
| Mr. Jeff Gary<br>StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801 | Senior Vice President of Business Development |
| Ms. Chelia Potts Laurance<br>StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801 | Director of Operations |
| Mr. Gregg Hill, MS, PAC<br>StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801 | Director of Clinical Services |
| Ms. Edwina Rains<br>StepOne Personal Health, 509 Sough Wall Avenue, Joplin, Missouri 64801 | Director of Provider Relations |

**(c) General Partners of the Issuer** N/A

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**(d) (e) Recorded and Beneficial owners of 5 percent or more of any class of the issuer's equity securities.**

The following provides the names and addresses of each of the StepOne Personal Health, Inc. affiliates who own 5% or more of any class of our preferred or common stock:

| Name and Address of Record Owner | Shares of Voting Stock of Record Owned | Percentage of Total Voting of Record Owned |
|---|---|---|
| Mr. David Clymer<br>(1) (2) | Preferred<br>Common | 0%<br>25% |
| Mr. Craig Brandman<br>(3) (4) | Preferred<br>Common | 0%<br>26.5% |
| Mr. Steven Thomas<br>(5) (6) | Preferred<br>Common | 0%<br>12.5% |
| Mr. Ferris Taylor<br>(7) (8) | Preferred<br>Common | 0%<br>5% |
| Ms. Chelia Potts<br>(9) (10) | Preferred<br>Common | 0%<br>5% |
| Alternative Securities Markets Group<br>(11) (12) | Preferred<br>Common | 0%<br>05% |

(1) Mr. David Clymer is a Senior Vice President of StepOne Personal Health, Inc.
(2) Address: 509 South Wall Avenue, Joplin, Missouri 64801
(3) Mr. Craig Brandman is the Chief Executive Officer and President of StepOne Personal Health, Inc.
(4) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(5) Mr. Steven Thomas is an Advisor of StepOne Personal Health, Inc.
(6) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(7) Mr. Ferris Taylor is an Advisor of StepOne Personal Health, Inc.
(8) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(9) Ms. Chelia Potts is the Director of Operations of StepOne Personal Health, Inc.
(10) Address: StepOne Personal Health, 509 South Wall Avenue, Joplin, Missouri 64801
(11) Alternative Securities Markets Group is an Advisor to StepOne Personal Health, Inc.
(12) Mailing Address is: Alternative Securities Markets Group, 9107 Wilshire Blvd, Suite 450, Beverly Hills, California 90210

**(f) Promoters of the issuer**

StepOne Personal Health, Inc.
(Formerly: BioHub, LLC)
509 South Wall Avenue
Joplin, Missouri 64801
Phone: (650) 529-0801
http://www.StepOneHealth.com

Alternative Securities Markets Group
U.S. Bank Tower
9107 Wilshire Blvd., Suite 450
Beverly Hills, California 90210
Phone: (213) 407-4386
http://www.AlternativeSecuritiesMarket.com

**g) Affiliates of the issuer.** None

**(h) Counsel for Issuer and Underwriters.**

Mr. Bo Sartain
Haynes and Boone Law Firm
2323 Victory Avenue, Suite 700
Dallas, Texas 75219
Phone: (214) 403-8039
Website: www.haynesboone.com

At this time of this filing there is no underwriter(s) in connection with this offering.

The Alternative Securities Market Group (ASM) maintains an online portal for investors to purchase into our offering, and performs certain services for us in connection with the offering such as but not limited to distributing ongoing reports about our company. ASM is exclusively an ancillary service provider that will be reimbursed for documented expenses. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

Although both StepOne Personal Health, Inc. and ASM believe ASM's web portal will be sufficient to ensure success of the offering, the Company's relation with ASM is non-exclusive and the Company both has and reserves the right to enlist the aid of FINRA registered broker dealers if it is necessary to ensure success of the Offering. If so an appropriate Amendment shall be filed in a timely fashion.

To facilitate StepOne Personal Health, Inc.'s liquidity at the onset of this Offering, in lieu of cash for its assistance in the obtaining a CIK No. and its assistance in the preparation of the registration statement, ASM has agreed to accept FIVE THOUSAND shares of common Stock in the Company, representing 5% (five percent) of outstanding common stock shares upon completion of this Offering.

ASM will **not** receive any selling commissions; nor will it receive any fixed percentage of the Offering Proceeds as might a FINRA registered broker dealer. ASM will only receive documented expenses. Although ASM's expenses are likely to be somewhat proportional to the amount raised as they will be incurred during the duration of the raise, reimbursement of such documented expenses is **capped at an expense amount not to exceed 5% of the Offering proceeds**. Hence ASM does **not** qualify as an underwriter.

**(i) through (m)** None

**Item 2. Application of Rule 262.**

No persons identified in response to Item 1 are subject to any of the disqualification provisions as set forth in Rule 262.

**Item 3. Affiliate Sales.**

None of the proposed offering involves the resale of securities by affiliates of the issuer. The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years. The Company has spent expenditures in excess of revenues the past two years developing its' products and marketing plans.

**Item 4. Jurisdictions in which Securities are to be offered.**

**(a)** The Securities to be offered in connection with this proposed offering shall not be offered by underwriters, dealers or salespersons.

**(b)** The Securities in this proposed offering shall be offered in the following jurisdictions (but not limited to), subject to qualification in each State, as necessary:

- California
- New York
- Florida

- Illinois
- Texas
- New Jersey
- Pennsylvania
- Nevada
- Arizona

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, a California Stock Corporation, an equity partner of the Company, can be viewed at http://www.AlternativeSecuritiesMarket.com.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Units, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to StepOne Personal Health, Inc. and wire or mail funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any State-Specific Investor Suitability Standards.

**Item 5. Unregistered Securities Issued or Sold Within One Year.**

In August of 2014, the Company converted from a Delaware Limited Liability Corporation to a Delaware Stock Corporation. Upon its conversion, the Company issued 100% of its issued Common Stock (100,000 Shares) to:

| Name & Address | Amount Owned Prior to Offering | Amount Owned After Offering |
|---|---|---|
| Mr. David Clymer<br>Senior Vice President<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 25,000 Shares (25%)<br>Preferred Stock: No Shares | Common Stock: 25,000 Shares (25%)<br>Preferred Stock: No Shares |
| Mr. Craig Brandman<br>Chief Executive Officer & CEO<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 26,500 Shares (26.5%)<br>Preferred Stock: No Shares | Common Stock: 26,500 Shares (26.5%)<br>Preferred Stock: No Shares |
| Mr. Steven Thomas<br>Shareholder<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 12,500 Shares (12.5%)<br>Preferred Stock: No Shares | Common Stock: 12,500 Shares (12.5%)<br>Preferred Stock: No Shares |
| Mr. Ferris Taylor<br>Affordable Care Liaison<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares |
| Ms. Chelia Potts<br>Director of Operations<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares |

| | | |
|---|---|---|
| Mr. Jeff Gray<br>Senior Vice President<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares |
| Ms. Edwina Rains<br>Director of Provider Relations<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares |
| Mr.Greg Hill<br>Director of Clinical Services<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares |
| Mr. James Cunningham<br>Shareholder<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 2,500 Shares (2.5%)<br>Preferred Stock: No Shares | Common Stock: 2,500 Shares (2.5%)<br>Preferred Stock: No Shares |
| Alternative Securities Markets Group<br>Advisor / Shareholder<br>9107 Wilshire Blvd, Suite 450<br>Beverly Hills, California 90210 | Common Stock: No Shares<br>Preferred Stock: No Shares | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares |

**Item 6. Other Present or Proposed Offerings.**

The issuer is also presently offering this same offering to Non-U.S. Citizen Pursuant to Regulation S

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

**Item 7. Marketing Arrangements.**

There are no marketing arrangements with respects to this offering. The Offering is on a "Best Efforts" basis and is being offered directly by the Company through its Officers and Directors. There are no plans to stabilize the market for the securities to be offered. The Company will be selling these Securities directly, and no underwriter or dealer is responsible for the distribution of this offering.

**Item 8. Relationship with Issuer of Experts Named in Offering Statement.** None.

**Item 9. Use of a Solicitation of Interest Document.**

The Company has not used a publication, whether or not authorized by Rule 254, prior to the filing of this notification

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**PART II – OFFERING CIRCULAR**

# StepOne Personal Health, Inc.

## (Formerly: "BioHub, LLC")


**Corporate:**

**StepOne Personal Health, Inc.**

**509 South Wall Avenue**

**Joplin, Missouri 64801**

**http://www.StepOneHealth.com/**

**Phone: (650) 529-0801**

**Offering / Investors:**

**StepOne Personal Health, Inc.**

**C/O: Alternative Securities Markets Group**

**9107 Wilshire Blvd, Suite 450**

**Beverly Hills, California 90210**

**http://www.AlternativeSecuritiesMarket.com**

**(213) 407-4386**


**Best Efforts Offering of 21,000 9% Convertible Preferred Stock Units**

**Preferred Stock Shares having a market value of up to**

**$2,100,000**

**Offering Price per 9% Convertible Preferred Stock Unit: $100.00 (USD)**

See: Details of the Offering

**Maximum Offering: 21,000 9% Convertible Preferred Stock Units**

**Dated: August 1st, 2014**

Investing in the Company's Common Stock Units involves risks, and you should not invest unless you can afford to lose your entire investment. See "Risk Factors" beginning on **page 14**.

We are offering a maximum of 21,000 9% Convertible Preferred Stock Units (the "Securities"). **This Offering Statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- YEAR 2: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 3: (Shareholder Conversion Option)
    - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 4: (Optional Conversion Option)
    - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- <u>YEAR 5</u>: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

This Offering Circular relates to the offering (the "Offering") of up to 21,000 9% Convertible Stock Units in StepOne Personal Health, Inc. The Securities offered through this Offering have no voting rights until the securities are converted to Common Stock Shares of the Company per the terms and conditions detailed in this Offering. The Offering will commence promptly after the date of this Offering Circular and will close upon the earlier of (1) the sale of 21,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period").

This Offering is being conducted on a "best-efforts" basis, which means the Company's Management will use all commercially reasonable efforts in an attempt to sell all Securities of this Offering. No Manager of the Company will receive any commission or any other remuneration for the sales of securities through this Offering. In offering the Securities, the Company's Management will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Securities will be offered for sale at a fixed price of $100.00 USD per 9% Convertible Preferred Stock Unit. If all Securities are purchased, the gross proceeds to the Company will be $2,000,000.00 USD. Though the Offering is being conducted on a "best-efforts" basis, the Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. Accordingly, all Investment Funds after the Investment Minimum has been achieved, will become immediately available to the Company and may be used as they are accepted. Investors will not be entitled to a refund once the Investment Minimum of $100,000 is achieved, and all investors will be subject to the terms, conditions and investment risks associated with this investment.

The Company's Securities are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Company's Securities, and the Company's Securities may only be sold, traded or transferred through the Alternative Securities Markets Group's "Alternative Securities Market's Secondary Market", which is a private stock exchange for the initial sale and resale of Regulation A, Regulation S and Regulation D unrestricted securities. Shares sold, traded or transferred on the Alternative Securities Market are done so without consent of the Company's Management. Any Company Securities sold, transferred, assigned, pledged or disposed of, in whole or in part, not through the Alternative Securities Markets Group, may not do so without prior written consent of the Company's Management. The Company is currently preparing an S-1 Filing for Listing on the OTC Markets Group's "OTCQX Market" in 2015.

**THEREIS, AT THIS TIME, NO PUBLIC MARKET FOR THE SECURITIES.**

**THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SECURITIES AND EXCHANGE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES BEING OFFERED ARE EXEMPT FROM REGISTRATION. THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.**

**THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR APPLICABLE STATE SECURITIES LAWS, AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THESE LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE REGULATORY AUTHORITY NOR HAS THE COMMISSION OR ANY STATE REGULATORY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

ITEM 2: DISTRIBUTION SPREAD

| | Number of Securities Offered (1) | Offering Price | Selling Commissions (2) | Proceeds to Company |
|---|---|---|---|---|
| Per Security | ------ | $100.00 | $0.00 | $100.00 |
| Total Minimum | 001 | $100.00 | $0.00 | $100.00 |
| Total Maximum | 21,000 | $2,100,000.00 | $0.00 | $2,100,000 |

1) We are offering a maximum of 21,000 9% Convertible Preferred Stock Units at the price indicated. See "Terms of the Offering."
(2) We do not intend to use a placement agent or broker for this Offering.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSURER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING CIRCULAR, NOR HAS ANY PERSON BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON. THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICIATION WOULD BE UNLAWFUL OR ANY PERSON TO WHO IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICIATION. NEITHER THE DELIVERY OF THIS OFFERING CIRCULAR NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE AS HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY SINCE THE DATE HEREOF.

THIS OFFERING CIRCULAR MAY NOT BE REPRODUCED IN WHOLE OR IN PART. THE USE OF THIS OFFERING CIRCULAR FOR ANY PURPOSE OHER THAN AN INVESTMENT IN SECURITIES DESCRIBED HEREIN IS NOT AUTHORIZED AND IS PROHIBITED.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION, OR MODIFICATION BY THE COMPANY AT ANY TIME AND WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART NOTWITHSTANDING TENDER OF PAYMENT OR

TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE NUMBER OF SECURITIES SUBSCRIBED FOR BY SUCH INVESTOR.

THE OFFERING PRICE OF THE SECURITIES IN WHICH THIS OFFERING CIRCULAR RELATES HAS BEEN DETERMINED BY THE COMPANY AND DOES NOT NECESSARILY BEAR ANY SPECIFIC RELATION TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

NASAA UNIFORM LEGEND:

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY THE FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND THE APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

FOR ALL RESIDENTS OF ALL STATES:

THE UNITS OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF CERTAIN STATES AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND SUCH LAWS. THE INTERESTS ARE SUBJECT IN VARIOUS STATES TO RESTRICTION ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

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## ITEM 3. SUMMARY INFORMATION, RISK FACTORS AND DILUTION

***Investing in the Company's Securities is very risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, including those listed in this Securities Offering.***

***Online Medical Technologies Industry Risks***

Online Medical Technologies Industry investments are subject to varying degrees of risk. The yields available from equity investments in Online Medical Technologies Industry Companies depends on the amount of income earned and capital appreciation generated by the company as well as the expenses incurred in connection therewith. If any of the Company's products or assets does not generate income sufficient to meet operating expenses, the Company's Common Stock value could adversely be affected. Income from, and the value of, the Company's Products and Assets may be adversely affected by the general economic climate, the Online Medical Technologies Market Conditions such as oversupply of related products or a reduction in demand for Online Medical Technologies products in the areas in which the Company's Products and Assets are located, competition from other Online Medical Technologies Companies, and the Company's ability to provide adequate Online Medical Technologies Products. Revenues from the Company's Products and Assets are also affected by such factors such as the costs of product operations and the local market conditions.

Because Online Medical Technology Industry investments are relatively illiquid, the Company's ability to vary its asset portfolio promptly in response to economic or other conditions is limited. The relative illiquidity of its holdings could impede the Company's ability to respond to adverse changes in the performance of its Products and Assets. No assurance can be given that the fair market value of the Products Produced or Assets Acquired by, or produced by the Company will not decrease in the future. Investors have no right to withdrawal their equity commitment or require the Company to repurchase their respective Common Stock interests and the transferability of the Common Stock Units is limited. Accordingly, investors should be prepared to hold their investment interest until the Company is dissolved and its assets are liquidated.

***Our Ability to Succeed Depends on our Ability to Grow our Business and Achieve Profitability***

The introduction of new products and services, and expansion of our technology channels will contribute significantly to our operational results, and we will continue to develop new and innovative ways to manufacture our products and expand our distribution in order to maintain our growth and achieve profitability. Our future operational success and profitability will depend on a number of factors, including, but not limited to:

- Our ability to manage costs;
- The increasing level of competition in the Online Medical Technology Industry;
- Our ability to continuously offer new and improved products and services;
- Our ability to maintain sufficient production capacity for our products and services;
- Our ability to maintain efficient, timely and cost-effective production and delivery of our products and services;
- The efficiency and effectiveness of our sales and marketing efforts in building product and brand awareness;
- Our ability to identify and respond successfully to emerging trends in the Online Medical Technology Industry;
- The level of consumer acceptance of our products and services;
- Regulatory compliance costs; and
- General economic conditions and consumer confidence.

We may not be successful in executing our growth strategy, and even if we achieve targeted growth, we may not be able to sustain profitability. Failure to successfully execute any material part of our growth strategy would significantly impair our future growth and our ability to attract and sustain investments in our business.

***If We Fail to Promote and Maintain our Brand in the Market, our Business, Operating Results, Financial Condition, and our Ability to Attract Customers will be Materially Adversely Affected***

Our success depends on our ability to create and maintain brand awareness for our product and services offerings. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. Many of our competitors in this market are larger than us and have substantially greater financial resources. Additionally, many of the companies offering similar products have already established their brand identity within the marketplace. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in this market. The importance of brand recognition will continue to increase because of low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our brands, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness. We may not generate a corresponding increase in revenue to justify these costs.

***The Company's Industry is Highly Competitive***

The markets for the Company's products and services are highly competitive. The Company seeks to distinguish itself from other suppliers of Online Medical Health products and services, and to sustain its profitability through a business strategy focused on increasing sales through existing supply channels, selectively expanding its products and services network, increasing sales through newly formed partnerships (traditional and non-traditional), developing innovative new products and services, and driving operational excellence by reducing costs and increasing customer service levels. The Company believes that competition in the industry is based on price, product and service quality, customer service and product features. Sustained increases in competitive pressures could have an adverse effect on results of operations and negatively impact sales and margins.

***Development Stage Business***

The Company was originally formed as "BioHub, LLC" in May of 2010 in the State of Delaware. The Company converted to a Delaware Stock Corporation and changed its name to "StepOne Personal Health, Inc" in July of 2014. Accordingly, the Company has only a limited history upon which an evaluation of its prospects and future performance can be made. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that StepOne Personal Health, Inc. will operate profitably.

***Inadequacy of Funds***

Gross offering proceeds of a maximum of $2,100,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for the implementation of the Company's Business Plans. If only a fraction of this Offering is sold, or if certain assumptions contained in Management's business plans prove to be incorrect, the Company may have inadequate funds to fully develop its business.

Although the Company believes that the proceeds from this Offering will be sufficient to help sustain operations during this growth period, there is no guarantee that the Company will raise all the funds needed to adequately fund Company Operations. The Company has determined that $100,000, in addition to cash flow from operations, will be needed to fund planned operations for the first twelve months.

***Competition***

Competition exists for Online Medical Technology Products in most markets, including all sectors in which the Company intends to operate. The Company may be competing for assets with entities that have substantial greater economic and personnel resources than the Company or better relationships with services suppliers. These entities may also generally be able to accept more risk than the Company can manage. Competition from other Companies in the Online Medical Technology Industry may reduce the number of suitable prospective direct to consumer sales opportunities.

***Dependence on Management***

In the early stages of development the Company's business will be significantly dependent on the Company's management team. The Company's success will be particularly dependent upon the services of Mr. Craig Brandman, the Company's Chief Executive Officer and Chief Financial Officer; Mr. Jeff Gary, the Company's Senior Vice President of Business Development; Ms.Chelia Potts Laurance, the Company's Director of Operations; Mr. Gregg Hill, the Company's Director of Clinical Services; and Ms. Edwina Raines, the Company's Director of Provider Relations.

Certain Members of the Company's Management will be dedicating less than their full time to the Company, below is the approximate number of hours each member of the Company's Management will be devoting to working for the Company:

- Mr. David Clymer, 30 hours per week
- Mr. Craig Brandman, 40 hours per week
- Ms. Cheryl Lawson, 25 hours per week
- Mr. Gregg Hill, 40 hours per week
- Ms. Chelia Potts, 30 hours per week
- Ms. Edwina Raines, 30 hours per week

The Company has not identified any potential or overt conflicts of interest that may affect future business operations.

***Risks of Borrowing***

Although the Company does not intend to incur any additional debt from the investment commitments provided in this offering, should the company obtain secure bank debt in the future, possible risks could arise. If the Company incurs additional indebtedness, a portion of the Company's cash flow will have to be dedicated to the payment of principal and interest on such new indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of members of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

***Unanticipated Obstacles to Execution of the Business Plan***

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

***Management Discretion as to Use of Proceeds***

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

***Minimum Amount of Capital to be Raised***

The minimum amount of Securities that need to be sold in this offering for the Company to access the investment funds is $100,000. After the Minimum Amount of Capital required to be reached, all Investor funds will be transferred from the Company's Investment Holding Account to the Company. The Company cannot assure you that subscriptions for the entire Offering will be obtained. The Company has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. The Company's ability to meet financial obligations, cash needs, and to achieve objectives, could be adversely affected if the entire offering of Securities is not fully subscribed.

***Management Discretion as to Use of Proceeds***

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its Investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

***Unanticipated Obstacles to Execution of the Business Plan***

The Company's business plans may change significantly. Many of the Company's potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Management believes that the Company's chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of the Company's principals and advisors. Management reserves the right to make significant modifications to the Company's stated strategies depending on future events.

***Control by Management***

As of August 1st, 2014 the Company's Managers owned approximately 62.5% of the Company's outstanding Common Stock Units and 0% of the Company's Preferred Stock Units. Upon completion of this Offering, The Company's Management will own approximately 62.5% of the outstanding Common Stock Units of the Company and 0% of the outstanding Preferred Stock Units of the Company. Investors will not have the ability to control either a vote of the Company's Managers or any appointed officers. See "COMPANY MANAGERS" section.

***Return of Profits***

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company's Operations and Holdings. As a result, the Company does not anticipate paying any cash dividends to its Common Stock Holders for the foreseeable future.

***No Assurances of Protection for Proprietary Rights; Reliance on Trade Secrets***

In certain cases, the Company may rely on trade secrets to protect intellectual property, proprietary technology and processes, which the Company has acquired, developed or may develop in the future. There can be no assurances that secrecy obligations will be honored or that others will not independently develop similar or superior products or technology. The protection of intellectual property and/or proprietary technology through claims of trade secret status has been the subject of increasing claims and litigation by various companies both in order to protect proprietary rights as well as for competitive reasons even where proprietary claims are unsubstantiated. The prosecution of proprietary claims or the defense of such claims is costly and uncertain given the uncertainty and rapid development of the principles of law pertaining to this area. The Company, in common with other investment funds, may also be subject to claims by other parties with regard to the use of intellectual property, technology information and data, which may be deemed proprietary to others.

***The Company's Continuing as a Going Concern Depends Upon Financing***

If the Company does not raise sufficient working capital and continues to experience pre-operating losses, there will most likely be substantial doubt as to its ability to continue as a going concern. Because the Company has generated minimal revenue, expenditures during this development stage have led to pre-operating losses. Revenue operations to date are based on a soft-launch around limited products.

***Broker - Dealer Sales of Units***

The Company's Common Stock Units are not included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has recently enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ SmallCap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock Units of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market until such time as the Managing Members deem it necessary. As a result, the Company's Common Stock Units are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and qualified investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and will also affect the ability of members to sell their units in the secondary market.

***Secondary Market***

Prior to this offering, there has been no public market for the Company's Preferred Stock. The Company's Preferred Stock will not be listed on any regulated securities exchange. There can be no assurance that an active trading market for the Company's Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or sustained, the market price and liquidity of the Company's Preferred Stock may be adversely affected.

No application is currently being prepared for the Company's Securities to be admitted to the Official Listing and trading on any regulated market. No application is being prepared to include the Securities to trading on an "Over-the-Counter" or "Open Market", though the Company intends to submit an S-1 or Form 10 Filing within TWELVE MONTHS of the close of this securities offering. There can be no assurance that a liquid market for the Securities will develop or, if it does develop, that it will continue. If a market does develop, it may not be liquid. Therefore, investors may not be able to sell their Securities easily or at prices that will provide them with yield comparable to similar investments that have a developed secondary market. Illiquidity may have a **severely adverse effect on the market value of the Securities and investors wishing to sell the Securities might therefore suffer losses.**

***The Company's Preferred Stock is Equity and is Subordinate to all of our Existing and Future Indebtedness; our ability to Declare Annual Dividends on the Preferred Stock may be Limited***

The Company's Preferred Stock Units are equity interest in the Company and do not constitute indebtedness. As such, the Preferred Stock will rank junior to all indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, where principal and interest would be customarily be payable on specified due dates, in the case of preferred stock, like the Preferred Stock being offering through this Offering, (1) dividends are payable only when, as and if authorized and declared by the Company's Board of Directors and (2) as an early stage company, our ability to declare and pay dividends is subject to the Company's ability to earn net income and to meet certain financial regulatory requirements.

***Dividends on the Company's Preferred Stock is Cumulative***

Dividends on the Company's Preferred Stock is Cumulative. If the Company's Board of Directors does not authorize and declare a dividend for any dividend period, holder of the Company's Preferred Stock will not be entitled to receive a dividend cash payment for such period, and such undeclared dividend will accrue and become payable at a later dividend payment date. The Company's Board of Directors may determine that it would be in the Company's best interest to pay less than the full amount of the stated dividend on our Preferred Stock, at which time the undeclared portion of the dividend will accrue and become payable at a later dividend payment date. Factors that would be considered by the Company's Board of Directors in making this determination are the Company's financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and such other factors as our Board of Directors may deem relevant.

***Certain Factors Related to Our Common Stock***

*Because the Company's Common Stock may be considered a "penny stock," and a shareholder may have difficulty selling shares in the secondary trading market.*

The Company's Common Stock Securities may be subject to certain rules and regulations relating to "penny stock" (generally defined as any equity security that has a price less than $5.00 per share, subject to certain exemptions). Broker-dealers who sell penny stocks are subject to certain "sales practice requirements" for sales in certain nonexempt transactions (i.e., sales to persons other than established customers and institutional "qualified investors"), including requiring delivery of a risk disclosure document relating to the penny stock market and monthly statements disclosing recent price information for the penny stocks held in the account, and certain other restrictions. For as long as the Company's Common Stock is subject to the rules on penny stocks, the market liquidity for such securities could be significantly limited. This lack of liquidity may also make it more difficult for the Company to raise capital in the future through sales of equity in the public or private markets.

*The price of the Company's Common Stock may be volatile, and a shareholder's investment in the Company's Common Stock could suffer a decline in value.*

There could be significant volatility in the volume and market price of the Company's Common Stock, and this volatility may continue in the future. The Company's Common Stock may be listed on the OTCQB, OTCQX, OTCBB, The Bermuda BSX Exchange, the London Stock Exchange's AIM Market, the Canadian TSX Venture Exchange or TMX Exchange, the Irish Stock Exchange, the Frankfurt Stock Exchange and / or the Berlin Stock Exchange, where each has a greater chance for market volatility for securities that trade on these markets as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. In addition, factors such as quarterly variations in our operating results, changes in financial estimates by securities analysts or our failure to meet our or their projected financial and operating results, litigation involving us, general trends relating to the Online Medical Technology Industry, actions by governmental agencies, national economic and stock market considerations as well as other events and circumstances beyond our control could have a significant impact on the future market price of our Common Stock and the relative volatility of such market price.

***Compliance with Securities Laws***

The Company's Securities are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable Texas Securities Laws, and other applicable state securities laws. If the sale of Securities were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Securities. If a number of purchasers were to obtain rescission, we would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

***Offering Price***

The price of the Securities offered has been arbitrarily established by our current Managers, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria.

***Lack of Firm Underwriter***

The Securities are offered on a "best efforts" basis by the Company Managers, without compensation and on a "best efforts" basis through certain FINRA registered broker-dealers, which enter into Participating Broker-Dealer Agreements with the Company. Accordingly, there is no assurance that the Company, or any FINRA broker-dealer, will sell the maximum Securities offered or any lesser amount.

***Projections: Forward Looking Information***

Management has prepared projections regarding anticipated financial performance. The Company's projections are hypothetical and based upon a presumed financial performance of the Company, the addition of a sophisticated and well funded marketing plan, and other factors influencing the business. The projections are based on Management's best estimate of the probable results of operations of the Company and the investments made by management, based on present circumstances, and have not been reviewed by independent accountants and/or auditing counsel. These projections are based on several assumptions, set forth therein, which Management believes are reasonable. Some assumptions, upon which the projections are based, however, invariably will not materialize due the inevitable occurrence of unanticipated events and circumstances beyond Management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into a market of additional competitors, the terms and conditions of future capitalization, and other risks inherent to the Company's business.

While Management believes that the projections accurately reflect possible future results of operations, those results cannot be guaranteed.

## ITEM 4. PLAN OF DISTRIBUTION

A maximum of 21,000 9% Convertible Preferred Stock Units are being offered to the public at $100 per 9% Convertible Preferred Stock Unit. A minimum of $100,000 must be invested prior to the Company having access to the Investment Proceeds. A maximum of $2,100,000 will be received from the offering. No Securities are being offered by any selling shareholders. The Company will receive all proceeds from the sale of Securities after the minimum of $100,000 has be reached.

The Offering is on a "Best Efforts" basis and is being offered directly by the Company and its Management. There are no plans to stabilize the market for the Securities to be offered. Investors can purchase Securities directly from the Company by completing a Subscription Agreement Online at www.AlternativeSecuritiesMarket.com. Securities can be purchased by check, money order, or bank wire transfer. Investors should call the Company for bank wire transfer instructions should they choose that method of payment for Securities.

If an underwriter is selected to assist in this offering, the Company will be required to amend the Form 1-A to include the disclosures required regarding engaging an underwriter to assist in the offering.

Although the Company is not using a selling agent or finder in connection with this Offering, it will use a website as an online portal and information management tool in connection with the Offering. The Website is owned and operated by Alternative Securities Markets Group, an equity partner of the Company, can be viewed at ***http://www.AlternativeSecuritiesMarket.com***.

This Offering Circular will be furnished to prospective Investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on the website.

In order to subscribe to purchase the Securities, a prospective Investor must complete, sign and deliver the executed Subscription Agreement, Investor Questionnaire and Form W-9 to **StepOne Personal Health, Inc.** and either mail or wire funds for its subscription amount in accordance with the instructions included in the Subscription Package.

The Investing Section of the Website Hosting this Offering will be coded to only allow access to invest to those prospective Investors that reside in jurisdictions where the Offering is registered and meet any state-specific Investor suitability standards.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the Offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Company. Although these materials will not contain information in conflict with the information provided by this Offering and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Company or the Securities and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Securities.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**ITEM 5. USE OF PROCEEDS TO ISSUER**

The Company seeks to raise maximum gross proceeds of $2,100,000 from the sale of Securities in this Offering. The Company intends to apply these proceeds substantially as set forth herein, subject only to reallocation by Company Management in the best interests of the Company.

**A. Sale of Company Common Stock Units**

| Category | Maximum Proceeds | Percentage of Total Proceeds | Minimum Proceeds | Percentage of Proceeds |
|---|---|---|---|---|
| Proceeds from Sale of Securities | $2,100,000 | 100% | $250,000 | 100% |

**B. Offering Expenses**

| Category | Maximum Proceeds | Percentage of Total Proceeds | Minimum Proceeds | Percentage of Proceeds |
|---|---|---|---|---|
| Offering Expenses (1) (2) (3). | $105,000 | 5% | $12,500 | 5% |

**Footnotes:**

(1) Includes estimated memorandum preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering.

(2) This Offering is being sold by the Managing Members and Directors of the Company. No compensatory sales fees or related commissions will be paid to such Managing Members.

(3) Units Sold by Approved "Broker Dealers" will receive a commission of 5-10%, and this amount will be added to the "Company's Offering Expense".

(4) *Use of Investment Funds*: The Company intends to use funds from investment primarily on research and development, specifically related to service orientated architecture. Uses of funds will additionally cover operating expenses related to general and administrative activities as well as sales and marketing initiatives.

| Area of Use | Specific Use | Distribution | Amount |
|---|---|---|---|
| Research and Development | Service Orientated Architecture and Development | 52.4% | $1,100,000 |
| General and Administrative | General and Administrative | 21.4% | $450,000 |
| Sales and Marketing | Social Messaging, Sales And Marketing Efforts | 21.4% | $450,000 |
| Cost of Offering | All Costs of Offering | 4.8% | $100,000 |

**If the proceeds from the offering are insufficient to meet the entire amount, the Company plans to distribute funds proportional to the "Distribution" percentage stated above.**

## ITEM 6. DESCRIPTION OF BUSINESS

**A. Business Plan:**

# StepOne Personal Health
## A Comprehensive and Integrated Health Marketplace

<u>Executive Summary</u>

**Your Health, Our Mission....**

The year 2013 ushered in a new era highlighting the public's intrest around healthcare and personal control of individual healthcare choices. Arguably, healthcare delivery, financing and education has been the most emotionally charged issue over the past year with the passage, and now the implementation, of the Affordable Care Act creating a demand for primary care services that far and away outstrips the capacity. ***StepOne Personal Health's*** mission is to deliver a better experience for consumers while easing the burden on an already taxed healthcare system. StepOne Personal Health is the virtual destination for consumers trying to understand and make a positive impact on their health using state of the art technology to deliver a more satisfying and proactive experience, while engaging individuals in the active participation of their health needs.

Our platform connects individuals to health products, services and experts with easy and convenient tools highly desired by this new generation of health consumers. Today's health consumer is continuously increasing their interest and engagement in improving health and optimizing their health, especially if dealing with chronic disease or trying to prevent it. There is an increasing shift toward complementary, integrative and holistic approaches to health - as well as the historically traditional approaches to healthcare. Under our innovative model, StepOne Personal Health has created a virtual health platform to promote functional and preventive medicine offerings in a HIPAA compliant, consumer centric, and easy-to-use environment.



StepOne Health
Personal Comprehensive Integrated Healthcare
Body
Western Medicine
Telemedicine
Functional Medicine
Nutritionist
Physician Assistant
Dietitian
Trainer
Nurse Extender
Health Coach
Eastern Medicine
Experts
Yoga
Authors
Herbalist
Acupuncturist
Networks
Social
Chiropractor
Placebo
Hypnotherapist
Naturopathic Medicine
Traditional
Behavioral
Community
Complementary
Mind
StepOne

## StepOne Personal Health
## A Comprehensive and Integrated Health Marketplace

### The Market Problem

The Affordable Care Act (ACA) of 2010 brought with it as much confusion as clarity to a population trying to understand the basics of a new law that will ultimately affect every single person in our country. This new law will unavoidably drive health plans and care delivery systems toward efficient *medical homes* centered on and around primary care services and disease prevention. The current, and soon to be overwhelming shortage of available primary care physicians will place new demands on the marketplace and create opportunities in healthcare as never seen before. The need for technology and efficiency in the traditional system, along with consumer demand for **access** and **service**, creates the optimal environment for rapid growth of StepOne Personal Health's platform and suite of products, services and professionals.

The shift from traditional Western medical approaches to more holistic, complementary and social aspects of healthcare and community has contributed to an increasing demand for these primary care resources and services. StepOne Personal Health has developed and deployed a reliable **destination** to meet the demands of those individuals that want to be enlightened and engaged consumers.

Nearly all consumers are now familiar with leveraging online resources for services and products and they'll naturally rely on the Internet for their basic healthcare needs. This is especially true in the wellness and chronic disease areas. Individuals will search for information, want to log results and personal history, shop for services and products, as well as research health concerns. StepOne Personal Health is about delivering to that consumer an easy, secure, and personal set of health resources and tools, which allow them to better manage and maintain their health and healthcare finances.

Beginning in the late 1960s, initial efforts toward the development of a ***Patient Centered Medical Home*** (PCMH) evolved with the goal of improving health outcomes by offering comprehensive preventative modalities, medical education and healthcare services. The goal assumes that the execution of a comprehensive, collaborative and team-based approach to healthcare will guide enthusiastic and engaged patients to become personally invested in their health, thereby placing the individual at the **center** of the model and **integrating** his or her multiple healthcare "*touch-points*."

The problem of fully delivering on this model has been the lack of successful strategies to engage consumers and to help enable the identification of "at risk" individuals for chronic metabolic disease, while providing individuals with reliable and convenient access to information, resources and services, thereby allowing individuals to own their health and, therefore, they can address issues quickly when they arise. The true portability of health information (the *Patient Record*) has been elusive until the recent advent of cloud computing technology and integrated information systems, now allowing consumers to participate, manage and effectively "**own**" their health information.

## StepOne Personal Health Business Description

Dr. Craig Brandman and David Clymer founded StepOne Personal Health in the fall of 2012 to address the challenges and deliver on the opportunities that have accompanied the multitude of changes within the healthcare services sector.

Three tenets, **action**, **enpowered engagement** and **trending success**, culminate into the StepOne Personal Health embodiment known as the "***Science of You***."

As identified in our market problem on the prior page, the *Patient Centered Medical Home* model is the foundation of our platform, including a cooperative team-based approach utilizing coordination and communication tools crucial to this collaborative effort. StepOne Personal Health has designed and developed portable, desktop and state-of-the-art mobile technology tools that integrate these new and innovative health and wellness offerings.

This consumer centric approach enables the individual to take charge of their health and wellness, providing a comprehensive, integrated suite of health and wellness goods and services and drawing from the expertise of our carefully selected health providers, a multitude of health topic experts and. Additionally, ***StepOne Personal Health Enterprise Solutions*** extends the same consumer centric model in a customized employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired team of employees.

With StepOne Personal Health's proven consumer centered health record, StepOne Personal Health is able to deliver results-based data, trending results over time and improving individual compliance while lowering overall healthcare costs to the consumer and the US health burden overall.

## Statement Regarding Use of Investment Proceeds

Second to our human capital, StepOne Personal Health's most valuable asset is our technological interface and database housing HIPAA compliant and private consumer data. This data is owned by the consumer and our technology assets accommodate ease in procuring health information and disseminating such information with the touch of a finger. To fully realize the power of this model and to bring our development enhancements to completion will require additional funding. Proceeds from our successful fund raising will be used for technology development, service oriented architecture, launch of our social media and networking marketing and messaging campaign and employee compensation.

## Barriers to Entry and Market Competitors

The appetite for consumer health tools, accompanied by the acceleration of smartphone and cloud computing technology, have presented the health and services delivery landscape with a multitude of solution vendors. There are many direct-to-consumer lab providers, but they typically use a glorified "physician's office" platform that utilizes the mega-lab's antiquated technology.

While these solutions attempt to differentiate themselves based on tecnological advances that have captured the attention and picqued the interest of health consumers, StepOne Personal Health is the only integrated, end-to-end solution with consumer driven labs and diagnostics, board certified medical educators, a retail online mall representing vetted health and wellness consumer products and services, and a fully integrated personal health record database with a consumer dashboard that is enabled to capture personal information from over forty-five health devices such at FitBit and Jawbone through our integaration of https://validic.com/.

Traditional healthcare continues to silo and ignore the ownership and portability of health information. StepOne Personal Health differentiates from the competition through a proprietary platform where all the pieces are already connected before the consumer gets there. Everything is connected through StepOne Health's database, automatically populating the individual record and seamlessly trending new data against previous experience.

## Management Organization

StepOne Personal Health employs a wide range of human, intellectual and physical assets to fully perfect and execute their integrated model, from cooperating partnerships supplying critical labs and diagnostics to our knowledgeable and dedicated staff of clinical experts, board certified medical practitioners and operational experts in the area of health services management, delivery, financing and analytics. A short description of this team of seasoned professional follows:

- **Craig Brandman, MD, President and CEO** - Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

- **David Clymer, SVP Strategic Initiatives** - David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

- **Tamara Hall, RN, MBA, COO** - Tamara has over twenty years of implementation and growth strategy including, cross-functional management experience, including clinical, operational, multi-site call center, strategic, and financial expertise. Most recently, Tamara served as COO of Health Equity and prior to that she held the position of Executive SVP for Health Dialog, leading the design, development and implementation of the organization's services, including operational infrastructure, service design and expansion, and system platform database architecture and user-specific login and interface. Tamara has strong expertise in employee growth and development, including expanding from 30 employees to 1,500+ in 5 years implementing a concept of growth from within where 75% of call center directors and managers started with positions supporting customers on the phone. Her expertise won Health Dialog acclaims as the *Best Nursing Employer* in the state. Tamara has also led numerous start-ups through rapid growth and expansion phases, managed implementation of key strategic alliances, and headed up programs that represent the mission of healthcare delivery change. Her work has spanned a variety of organizations and mergers including, her own Wellness Consulting group focusing on large employers such as DuPont (Employee Wellness Program Health Horizons) in Louisiana, Humana (Acquisition and Women Health Transition Team), CareLink and Tokos (Perinatal Telephonic Support Services), and most recently Health Dialog (Informed Health Consumer Services). Ms. Hall earned a baccalaureate degree in nursing from Louisiana State University and a master's in business administration from Boston University.

- **Damon Ramsey, MD, Technologist** - Dr. Ramsey began his career in information technology at the age of eight. He was one of the youngest Microsoft Certified Systems Engineers in the world at 12 years old and following a successful career in IT consulting and software engineering at Vancouver-based Unisoft, he went on to pursue his medical degree at McMaster University as the youngest member of his class. Dr. Ramsey is committed to empowering providers and consumers with the technology they love to use. He is the technology lead on an electronic trauma health record (eTHR) that is collecting life-saving data in the Western Cape of South Africa. He has also been an instrumental in building the data platform for StepOne Personal Health. Damon holds his CCFP license and actively practices medicine in Vancouver, Canada. He is an associate clinical instructor at the University of British Columbia. He serves in the IT Committee of the Vancouver Division of Family Practice advocating for meaningful EMR adoption. He regularly speaks, writes and consults on health technology topics. Damon is highly skilled in software development and systems architecture, service oriented architecture as well as media and web technologies, database design, systems design, and multi-tier application development.

- **Ferris Taylor, MBA, Affordable Care Strategic Liason** - Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard

Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

- **Brett Trusko, Strategic Advisor** – Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

- **Jeff Gary, SVP, Business Development** - Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

- **Gregg Hill, MS,PA-C, Director of Clinical Services** - Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

- **Cheryl Lawson, MBA, Director of Social Marketing** - Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

- **Edwina Rains, Director of Client Services** - Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

<u>Additional Key Resources</u>

- **CCHR** - StepOne Personal Health prefers to engage our customers not as *"patients"* (implying a diseased state), but as engaged, empowered participants "owning" their HIPAA compliant portable consumer health record. The **cornerstone** of our non-human critical resources includes a fully operational, stable and integrated **consumer centric health record** (*CCHR*) and a simple to use dashboard that allows our consumers to purchase products, request labs and enjoy personalized services in the online mall. While most health data intake methods confuse and frustrate the consumer, our approach to health data generation is through ease of use devices, personalized questionnaires, and interactive content suited to the health needs of the consumer (See Figure 2).


StepOne
Home
Preventer
Reminder
Tracker
News Feed
You completed our suggested screenings.
StepOne Health Wall
Update your status

(Figure 2)

- **People** - Our technological assets are accompanied by a staff of board certified physicians, physician extenders, nurses, practioners, New York Times Best Seller authors and subject matter experts, alliances with strong production valued health educational videos and literature represented by celebrity trainers, as well as an interactive suite of tools available both in mobile and desktop format.
- **MyMedLab** - StepOne Personal Health has an exclusive arrangement with MyMedLab, Inc to provide the front-end component for consumer driven labs and diagnostics. With this simple tool, consumers can privately and easily choose their labs and diagnostics with simple to use online guidance materials. MyMedLab utilizes the major national lab service providers and the system maintains > 99% uptime, further bolstering the confidence of our consumers.

- **Social Media** - StepOne Personal Health is acutely sensitive to accessing new markets through social and viral online initiatives. To acheive this effort, StepOne Personal Health has partnered with Cheryl Lawson to help with messaging and consumer reach. This may be one of the most important channels as businesses that understand the potential in effective marketing and communications through social channels are poised to succede is broadening otherwise unattainable markets.
- SOA – StepOne Personal Health employs *Service Oriented Architecture* to collaborate with our developers to assemble the final product prior to production. Our Technology Development Lead, Dr. David Ramsey is responsible for keeping our development team on task. The team includes 3 developers in Vancouver, Canada with an additional resource in Houston, Texas.

## Products and Services

The StepOne Personal Health platform allows for easy integration of services and products and is continually expanding it's offerings as new and improved tools, technology and devices come available. As demand for products and services arises SOPH will conitune to expand and compliment it's portfolio of services.

StepOne Personal Health recognizes the importance of our market segmentation and, therefore, has identified **5 discrete channels** under which we deliver our goods and services.

A. **Direct to Consumer Channel (DTC)**
   - ***Lab. Imaging and diagnostic services***. Through our exclusive partnership with MyMedLab, StepOne Personal Health allows our customers to order initial or follow-up lab testing and other diagnostics while educating themselves about their person health. The comprehensive marketplace of over forty national reference labs and other diagnostic service providers enable the opportunity for custom-designed panels that can help guide consumers in a safe, responsible manner.
   - ***Telehealth*** - Live consumer lab reviews provided by board certified physicians and physician extenders. All StepOne Personal Health's consumers have the opportunity to choose an expert from the SOPH panel and establish a one on one educational encounter to discuss lab specifics and health education. This information allows the consumer to prepare for their physician visit and maximize the opportunity to optimize outcomes.
   - ***The StepOne Experience*** - For too long the old system put all the resources at the wrong end of the health care experience, once you

get sick. The new laws were written to focus on awareness and early detection, but offering more services only helps if people use them. Finding these services, connecting them together, and bringing them to you is the mission of StepOne Health. This advanced group of tests includes the same 65 health values used in a yearly checkup or insurance physical. It combines the General Health Screen including 30 tests with two other individual tests evaluating common health concerns like Anemia and Infection (CBC), Abnormal Protein, glucose levels (UA).

- ***Assurant*** – Assurant, a niche-market provider of insurance products as partnered with StepOne Personal Health on their RightStart® Association program, a retail defined benefit offering for lab services, among other health related offerings. This is a Direct to Consumer retail card purchased in retail stores that allows the consumer to receive a General Health Screen, CBC, and Urinalysis.
- ***The Thyroid Experience*** – *New York Times Best Seller* Thyroid author Mary Shomon created this 4 test panel of MUST KNOW NUMBERS for everyone with thyroid symptoms or family history. These tests create a foundation for tracking your personal thyroid numbers over a lifetime. Personalize the numbers with additional tests to make a panel unique to you. When complete, purchase time to review your numbers and history with Mary and other health experts to prepare for your next doctor visit. This panel includes a TSH, Free T4, Free T3 and a Thyroid Peroxidase AB (TPO).
- ***The Vitamin D Experience*** - The Vitamin D Experience combines two Vitamin D 25 Hydroxy blood tests (before/after) drawn at a local lab in the U.S or collected at home internationally with an advanced form of a Vitamin D supplement. Often overlooked, Vitamin D is an important nutrient involved in many of the body's normal functions. We naturally obtain vitamin D from sunlight and foods in our diet, but how do you know your body is maintaining a healthy level? The answer is to stop guessing and start testing. The Three Easy Steps of "The Vitamin D Experience:
    1. i. The consumer creates a starting point with the **before** test and we provider the digital lab order.
    2. ii. The consumer **Starts using the 60-day supply of Micellized Vitamin D3** received in the mail. This advanced natural form of vitamin D is better absorbed than oil or pill forms. The tasteless Vitamin D drops easily dissolve into morning coffee, juice or water and are taken for the next 40 days.
    3. iii. See the difference with the supplied **after** test, drawn at the same lab around 40 days after the first. Results are then

available within about 5 days in the private health record.

- ***Beyond Cholesterol Experience*** – Includes an NMR Test, a Live Result Review, and the Health Record to track progress. Our CEO, Dr. Craig Brandman, Cardiologist and digital health pioneer participates in the review process along with our board certified medical team. This virtual heart health experience creates the starting point for the individual's personal health journey. It's a revolutionary way to know numbers, understand risks, and begin tracking how health changes over a lifetime. When results are complete, the consumer can choose a time to speak with one of our experts. Their job is to answer questions, review numbers with the consumer in real time and prepare them for their next provider visit. The NMR LipoProfile test is an advanced test evaluating the risk of a heart attack or stroke using nuclear magnetic resonance (NMR) to provide a direct measurement of LDL particle number and size of LDL particles, as well as direct measurement of HDL and VLDL. This health information allows the doctor to make more personalized treatment decisions than only relying on standard lipid profile testing.
- ***Vitamin B Methylation*** – Informed consumers are ever searching for ways to optimize and understand their health. Methylation is a key biochemical process that is essential for the proper function of almost all body systems. It occurs billions of times every second and is key in the repair of damaged DNA. Most importantly, it controls homocysteine (an unhealthy compound toxic to blood vessels) while helping to recycle molecules needed for detoxification. B vitamins are instrumental in ensuring these systems run smoothly. Without enough of these vitamins, the process of methylation breaks down with catastrophic consequences. The Methylation Experience includes a genetic profile, a general health screen, a complete blood count, a homocysteine level and a comprehensive review with former professional athlete and vitamin/methylation specialist Regina Brugh designed to clarify and offer improvement modalities.
- ***Food Allergy Experience*** – The **Gluten Sensitivity Basic** was designed to be an extensive evaluation for the presence of Celiac Disease. Celiac Disease, also called gluten-sensitive enteropathy, is a condition where when you eat foods with gluten, your immune system responds by damaging the small intestine. Gluten is a protein in wheat, rye and barley. It is found mainly in foods but may also be in other products. The initial test results will be used to establish your *baseline data* used for comparison to future results. This profile includes Anti-Transglutaminase Antibodies (tTG IgA, tTG IgG), anti-Endomysial Ab (Endomysial IgA) and Immunoglobulin A (Total IgA) and a personal review with a board certified medical provider.

**StepOne Personal Health**
**A Comprehensive and Integrated Health Marketplace**

- ***Food Allergy Experience*** – Food allergies can often place undue strain and stress on the human body. More and more consumers are taking steps to protect themselves and make appropriate nutrition choices based on improved food allergy testing. StepOne Personal Health offers several options for consumers to participate in this testing and educational program. Our tests examine either 96 or 184 food, molds and inhalant allergy markers from Alletess, the respected leader in food allergy testing and a review with a nutrition and health expert.
- ***Plavix Testing*** – Plavix (clopidogrel) is an antiplatelet agent used to inhibit blood clots in coronary artery disease, peripheral vascular disease, and cerebrovascular disease. Several studies have demonstrated the importance of CYP2C19 genotyping in patients using Plavix up to 14% of patients are at high risk of treatment failure because they have lower levels of the active metabolite of Plavix and less inhibition of platelets and, therefore a nearly 3½ times greater risk for major adverse cardiovascular events such as death, heart attack, and stroke. StepOne Personal Health has partnered with SmartDNA to provide the backend testing for this critical anamoly. Many offerings are complementary to other offerings and the Plavix testing is a perfect companion to the AliveCor product highlighted in the reseller channel section.
- ***Hormone Banking*** – StepOne Personal Helath has created a simple way for women of all ages to get the answers they need. The HormoneBank panel includes five of the most valuable hormone numbers. The panel is available at over 2000 locations nationwide without the cost or inconvenience of a doctor's visit just to have blood drawn. Panel includes Estradiol, Progesterone, Testosterone, AM Cortrsol, TSH, General Health Screen, CBC, Urinalysis.
- ***Testosterone Experience*** – Testosterone is extremely important for a man's health and overall well being. It can help prevent osteoporosis, determine your amount of muscle mass, control overall mood and perhaps most importantly act as a vital component to a healthy sex life. The first step is taking the "Am I testosterone deficient?" quiz in the platform link. The next step is to get an objective measure of current levels. An accurate evaluation measures both the Total and Free Testosterone that exists in the blood. Free Testosterone numbers are the most important because they tell how much is available for use by the body. Bound testosterone is not available to boost libido because it is not free to do so. Abnormal levels can initially be discussed with one of our professionals and the consumer is always ultimately advised to consult from the primary care provider.
- ***PMS Relief Experience*** – Progesterone, which plays a crucial role in brain function, is often called the "feel good hormone" because of its

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- ***Consumer Marketplace*** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "***mall***" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.
- ***Autism Health Services*** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.
- ***Anemia Experience*** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

mood-enhancing and antidepressant effects and it helps to balance estrogen hormones relieving many women from the undesireable effects from PMS and menopause symptoms. Women who complain about anxiety and irritability often notice that a corrected balance of the ratio of progesterone and estrogen vastly reduces or eliminates these feelings. The consumer sends a saliva test on day(s) 14, 21, 28 of her cycle. The progesterone product is a topical preparation and the panel includes: Progesterone Saliva, Estradiol Saliva, General Health Screen, CBC, Urinalysis, Review with Expert and Progesterone cream. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal progesterone preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.

- ***Consumer Marketplace*** - A robust technological platform has been developed and deployed exclusively for StepOne Personal Health consumers allowing a first-ever integrated, comprehensive health experience. We refer to this interface as an online "***mall***" that aggregates all of our best-in-class goods and services including a "suite" of personal health offerings assessing critical health components. These care packages, or what we call "experiences," are built to find and fix specific health issues like vitamin deficiencies, food allergies and risks for chronic disease. The consumer can select from any one of these experiences to participate in lab testing, personal trending and education and an opportunity to utilize cutting-edge nutrition, supplementation and topical preparations with never before seen success in health measures.
- ***Autism Health Services*** - The StepOne Personal Health autism program was born out of this significantly underserved market. There is a compelling argument for improved testing, education and direction for the parents of autistic children, delivering services in a compassionate and responsible manner.
- ***Anemia Experience*** – Anemia, a condition in which the body does not have enough healthy red blood cells to adequately deliver oxygen to human tissues. Anemia invokes exhaustion and a general lack of physical and mental energy. There are a variety of anemia types each having its own cause. Anemia can be temporary or long term, and it can range from mild to severe. Our general health screen identifies lab

into exchanges in multiple states.

C. Reseller Channel (RSL)

- ***Genetic Testing*** - StepOne Personal Health is a preferred provider and strategic partner to SmartDNA, a genetics research and testing specialist out of Melbourne Australia. StepOne Health believes the future demand in the pharmacogenetic testing space is in its infancy. Our partnership with SmartDNA provides the opportunity to participate in one of the most valuable and exciting new health services available to consumers world-wide, many which are currently clinically relevant and under-deployed.
- ***ProActive*** Health Education specializing in high-quality media and educational tools by America's top fitness trainers targeting, not only wellness programs, but specific disease management programs for issues such as diabetes and heart disease.
- ***Liposomal Vitamin C*** Scientific evidence clearly shows the use of High-Dose Vitamin C Therapy to be extremely successful in treating patients with various illnesses. At least 300 functions in the human body depend on adequate levels of Vitamin C, starting with the manufacture of collagen, a protein substance found in skin, ligaments, bones, and many other body tissues. StepOne Personal Health has developed a reseller agreement with MaxHealthLabs pharmaceutical grade liposomal vitamin C preparations. Liposomal science encapsulates the nutrient inside a spherical bilayered phospholipid molecule, which then bypasses the digestive system altogether and delivers the therapeutic agent to the blood stream and cells intact. It enables near 100% BioAvailability of the nutrient. This Patented Liposomal Technology delivers near or equivalent to I.V. preparations of the same therapeutic agent and is considered to cause less cellular stress on the body by many practitioners and scientists.
- ***AliveCor*** delivers the first of its kind portable handheld ECG machine that works with today's iPhone or Android devices. AliveCor has been showcased at many health events, has been used in practice to recognize acute heart attacks and has been the feature subject of Emmy Award winning CNN health correspondent Sanjay Gupta, MD's health technology program. Celebrity cardiologist Eric Topol has used this handhelp device on more thast one occasion to identify an acute heart attack on a major airline, influencing an emergency landing to quickly get these people to first-responders.

D. Expert Review Channel (REV)

- **Expert Review Services** - StepOne Personal Health offers personal, private and confidential expert review services to accommodate the needs of the consumer on their schedule. While this review is not meant to be a substitutioin for the consumer's primary care visit with their healthcare provider, our seasoned and board certified practitioners can field specific or general health questions, help with identifing individual risk factors while helping to create a responsible action plan. This service is meant to complement the consumer's primary provider and provide a highly desired platform for information and idea exchange.

E. Enterprise Channel (ENT)

- **Enterprise** - StepOne Personal Health has employed the seasoned skills and expertise of Jeff Gary to deliver the same consumer centric model in a customized, employer benefits group offering, leveraging the financial and productivity return of a healthy and inspired workforce. StepOne Personal Health can help achieve employer health group goals by working with corporate benefits teams to identify risks, deliver preventive services and maximize the corporate healthcare spend.

F. Virtual Concierge Services (PRO)

- ***Provider and Concierge White-Label Services*** – One of the most exciting aspects of StepOne Personal Health's value proposition is to offer services that are complementary to the primary care services and the professional resources already existing in the consumer's environment. Independent physician group practices currently struggle to provide safe and comprehensive health services to their patients while still remaining profitable. It has become evident that the future of healthcare will rely on measurable patient outcomes as opposed to fee-for-service. With StepOne Health's white-label services and our unique virtual destination, physician groups and individual medical services providers can leverage StepOne Health's suite of online resources including integrated lab and diagnostic connections, health trackers, risk assessment modules and access to professional resources for new and unique consumer offerings. To effectively share information and make prositive differences in consumer health requires an exchange of information and a cooperating partnership with a variety of health professionals. StepOne Health accommodates this bi-directional relationship with cooperating partners wishing to serve their patient base in a truly comprehensive manner.

In addition to the channels identified above, StepOne Personal Health is continually developing new products and services that provide additional added value. The year 2014 will see the roll-out of compelling new products including a

## StepOne Personal Health
## A Comprehensive and Integrated Health Marketplace

Women's Health program addressing female hormone management, Men's Health as it relates to testosterone and it's role in healthy aging, designer supplements that encourage maximum tissue absorption and additional strategic partnerships, especially in the area of corporate and consumer services.

<u>Distinctive Competencies</u>

StepOne Personal Health takes pride in being the first to deliver a truly integrated and comprehensive offering that provides longitudinal support to each and every consumer. StepOne Personal Health accomplishes this by placing the consumer at the center of their health experience. A consumer centric model allows for a personally relevant approach to product and service selection. All StepOne Personal Health team members are located in the continental United States and work as a team under general guidelines, allowing our health providers to autonomously educate consumers based on their specific expertise and the specific consumer goal.

<u>Statement Regarding the Internal Controls Surrounding the Operating Process</u>

Within this document, StepOne Personal Health has identified and made best efforts to ensure complete, unambiguous representations and, under the SEC rules, a safe-harbor provision should be emphasized as StepOne Personal Health has made these business and financial projections and forecasts in good faith and represent our approach to asset utilization, business operations and controls simply as follows:

***We are committed to operating under an environment whereby maximum stakeholder value is achieved and key investors are maximally protected wile delivering the best possible experience to our consumers in a safe and efficient manner. StepOne Personal Health is committed to act as a fiduciary for all investment partners and works continually under the provisions of Safe Harbor Statutes.***

Recognizing this business imperative is crucial to our growth and ultimate success of this new model. To achieve this goal, StepOne Personal Health has identified a snapshot of our **<u>functional business areas</u>**:

1. **Business Development and Sales** - StepOne Personal Health BD is overseen by our Chief Executive Officer, Craig Brandman, MD and executed by Jeff Gary, the SVP of Business Development. Sales revenue is derived through a combination of online direct-to-consumer products and services as well as corporate employee assistance contracts that deliver to the core business pipeline as well as repeat consumers who are fully engaged with the

platform. Particular attention is paid to maintaining SLAs (service level agreements) to our customers and enterprise clients. While Craig assumes overall responsibility for the sales and BD efforts, he is assisted by his team of medical providers, and subject matter experts to help educate and assist clients and consumers on the ground level. Under this model, consumer liaisons can help with guidance, suggesting further products and services to create value for our clients.

2. **Marketing, Communications and Social Messaging** - Another of StepOne Health's core competencies is our unique position in the area of marketing and communications. StepOne Personal Health engages with social and marketing experts to accommodate the broadest reach of likely target consumers with the most succinct message for maximum draw. Bi-weekly meetings ensure that our message is direct, timely and relevant, possesses a strong social presence and is actionable. We have found through our strategic communications relationships that all current successful marketing/communications initiatives largely depend on the ability of an organization to position its marketing and communications programs squarely within a social context, thereby maximizing the appreciation within our market recognizing current attitudes, news and trends.
3. **Product and Service Delivery** - StepOne Personal Health leverages robust health information and data warehousing with a simple and elegant front-end to provide an intuitive, easy-to-use portal as an effective tool in consumer engagement. David Clymer, SVP of Strategic Initiatives and StepOne Personal Health Partner has developed innovative approaches to health information collection, delivery and storage that has dramatically lowered health costs and given consumers direct access to the same health information once only available to doctors and insurance companies. Leveraging more than 22 years of laboratory services experience, David created one of the first "direct to consumer" lab services in the country that is an integral resource to the StepOne Personal Health value proposition. StepOne Personal Health has also committed to the development of a domestic call center and fulfillment capability as we see these functions as a core competency, assuring top level service delivery and an additioinal means for revenue generation.
4. **Business Operations and Audit** - StepOne Personal Health employs tight internal controls to ensure our product and services are delivered continually and on-demand at a competitive price. Additionally, all operations must be maintained under an environment of strict privacy protecting consumer specific health information while effectively and efficiently ensuring the maintenance and dissemination of claims data to insurance companies and cooperating health partners. Edwina Rains, Director of Client Services is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in

affecting tight information exchange with the insurance clearinghouse and third-party administrators.

5. **Finance and Accounting** – Our finance and accounting group ensures proper GAAP procedures are followed under a typical healthcare reimbursement environment.
6. **Planning and Analysis** - Our senior management team is continually soliciting business process improvement from all levels and functional members of our team. We've found that soliciting feedback from our internal team as well as responding to market and consumer demands allows us to ensure that strategic initiatives closely align with our mission, vision and values. Additionally, the analytical function assures the proper appraisal of past results and their importance in future strategic planning.

## ADDITIONAL NOTES TO THE COMPANY'S BUSINESS PLAN AND OPERATIONS:

**The Company's current operations involve selling products and services on a limited basis within the current market. Current operations suggest an ARPU (Average Revenue Per User) of approximately $270.07. Under a fully capitalized environment with an expected upswing in volume, the Company is anticipating ARPU at approximately $184.06, $203.10 and $200.75 respectively for three years looking forward. Variability in ARPU is related to changes in the future product mix as well as returning customer habits.**

**Through the Company's current social messaging and marketing efforts, the average health consumer (user) would access the platform / site as any online consumer would .The suite of products and services is available and eligible for insurance reimbursement in some cases. All disclosures are made evident to the user and the flow of funds goes directly from the consumer to the Company.**

**The Company maintains an active relationship with MyMedLab under cost-plus purchasing. In general, the extended cost to the Company is $20 under the retail price to the consumer. Receipts are split at the transaction level for cash payers and upon receipt of 3rd party payment receipt. The contract with Assurant is a FIVE year agreement to provide backend fulfillment for health and diagnostic services and is automatically renewable thereafter. The Company will recognize $45 per unit of service with Assurant on our co-branded health/diagnostic services to be sold in retail and drugstore locations.**

### Company Milestones:

- **October 2013** – The Company entered into a preferred partner agreement with 23andme.com
- **November 2013** – The Company completed the first release of its online consumer destination, www.steponehealth.com with successful user acceptance testing.
- **December 2013** – The StepOne Personal Health experience of extended products and services rolls-out to a targeted peer focus group with positive overall feedback on functionality and service level.
- **January 2014** – The Company publically launches its online consumer destination at the Digital Health Forum within the Consumer Electronics Show (CES). A PR Newswire introduces StepOne Personal Health with favorable reviews.
- **March 2014** – The pre-production release of the StepOne Health retail online shopping mall, representing "best in class" health and consumer wellness products is launched. The production release with new enhancements was launched in July and new products and services are continually added as an enhancement to the already fully integrated personal and private consumer centric health record.

### B. Exit Strategies:

The term of the Investment detailed in this offering is expected to be at least two years, but no greater than five years, and the final exit of the Company will come through one of the four following methods:

- Become publicly listed:
  - U.S. OTCQB or OTCQX Listing - Summer / Fall 2015
  - Bermuda Stock Exchange Mezzanine Market - Spring / Summer 2015
  - Frankfurt or Berlin Stock Exchange Open Market - Spring / Summer 2015
- Move to a regulated within 24-36 months of Listing
  - U.S. NASDAQ Market - 2016 or 2017
  - Bermuda Stock Exchange Regulated Market - 2016 or 2017
  - Frankfurt Stock Exchange Regulate Market - 2016 or 2017
- Acquisition by another Company

### C. Summary of Terms

The following is a brief summary of certain terms of the offering described in this offering memorandum. It is not intended to be complete and is qualified by the more detailed information contained elsewhere in this memorandum and in the text of the documents referred to herein.

**Investment Size**

- Target $2,100,000

**Company Structure**

- Private early stage Medical Technology Company.
- Delaware Stock Corporation (Formed May of 2010).
- ONE HUNDRED MILLION Shares of Common Stock Authorized, ONE Million Shares of Preferred Stock Authorized
- ONE HUNDRED THOUSAND Shares of Common Stock Issued and Outstanding.
- NO CURRENT Shares of Preferred Stock Issued or Outstanding. TWENTY-ONE THOUSAND Shares of Preferred Stock will be Issued and Outstanding at the Completion of this Offering.
- Preferred Stock Holders have no voting rights until Shares are Converted to Common Stock.

**Minimum Equity Commitment**

- One Hundred Common Stock Units.

**Dividend Policy**

- We have never declared or paid cash dividends on our common stock or preferred equity. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

### D. The Offering

The Company is offering a maximum of 21,400 9% Convertible Preferred Stock Units at a price of $250.00 per Unit, with all Units having no par value.

### E. Risk Factors

See "RISK FACTORS" section of this Registration for certain factors that could adversely affect an investment in the Securities Offered. Those factors include, but are not limited to unanticipated obstacles to execution of the Business Plan, General Economic Factors, the Management's Inability to Foresee Exuberant Market Downturns and other unforeseen events.

### F. Use of Proceeds

Proceeds from the sale of Securities will be used to invest in the growth of the Company's Online Medical Technology Business. See "USE OF PROCEEDS" section.

### G. Minimum Offering Proceeds - Escrow of Subscription Proceeds

The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $1,000,000. After the Minimum Offering Proceeds have been reached, all proceeds will be released from the investment account and utilized by the Company. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction. All proceeds from the sale of Units after the Minimum Offering Proceeds has been achieved will be delivered directly to the Company. See "PLAN OF PLACEMENT " section.

### H. Preferred & Common Stock Units

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Preferred Stock Units of the Company's Preferred stock will be held as follows:

| | |
|---|---|
| o Company Founders & Current Shareholders | 0% |
| o New Shareholders | 100% |

Upon the sale of the maximum number of 9% Convertible Preferred Stock Units from this Offering, the number of issued and outstanding Common Stock Units of the Company's Common Stock will be held as follows:

| | |
|---|---|
| o Company Founders & Current Shareholders | 100% |
| o New Shareholders | 0% |

### I. Company Dividend Policy

The Company has never declared or paid any cash dividends on its common stock. The Company currently intends to retain future earnings, if any, to finance the expansion of the Company. As a result, the Company does not anticipate paying any cash dividends in the foreseeable future to Common Stock Holders.

### J. Company Share Purchase Warrants

The Company has no outstanding warrants for the purchase of shares of the Company's Common Stock. Additionally, the Company has no outstanding warrants for the purchase of the Company's Stock.

### K. Company Stock Options

The Company has not issued any stock options to current and/or past employees or consultants.

### L. Company Convertible Securities

The Company, at the completion of this Offering will have 8,400 9% Convertible Preferred Stock Shares Issued.

- ***Terms of Conversion or Repurchase by the Company:***
  - All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:
    - YEAR 2: (Shareholder Conversion Option)
      - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 3: (Shareholder Conversion Option)
      - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.
    - YEAR 4: (Optional Conversion Option)
      - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
      - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
      - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

The Company has not issued any additional Convertible Securities other than those listed and detailed above.

### M. Stock Option Plan

The Board has not adopted a stock option plan. If a plan is adopted in the future, the plan will administered by the Board of Directors or a committee appointed by the board (the "committee"). The committee will have the authority to modify, extend or renew outstanding options and to authorize the grant of new options in substitution therefore, provided that any such action may not, without the written consent of the optionee, impair any rights under any option previously granted.

### N. Reporting

The Company will be required to furnish you with quarterly un-audited financial reports and an annual audited financial report through a public listing at www.AlternativeSecuritiesmarket.com. Further, the Company will also voluntarily send you both quarterly un-audited financial reports and an annual audited financial report via electronic mail. After the Filing of SEC Form 10 or an SEC S-1 Registration Statement with the United States Securities and Exchange Commission ("SEC"), the Company will be required to file reports with the SEC under 15(d) of the Securities Act. The reports will be filed electronically. The reports required are forms 10-K, 10-Q and 8-K. You may read copies of any materials the Company files with the SEC at www.AlternativeSecuritiesMarket.com, or at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Site that will contain copies of the reports that the Company files electronically. The address for the Internet site is www.sec.gov.

### O. Stock Transfer Agent

The Company will serve as its own registrar and transfer agent with respect the Offering.

For the Public Portion of this Offering, the Stock Transfer Agent is:

ComputerShare
250 Royall Street
Canton, MA (USA) 02021
Phone (781) 575-2000
http://cis.computershare.com

**P. Subscription Period**

The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 20,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## Q. TERSM AND CONDITIONS

The following is a summary of the certain principal terms of Stock Ownership in StepOne Personal Health, Inc.

| | |
|---|---|
| **The Company** | StepOne Personal Health, Inc. is a Delaware Stock Corporation. |
| **Investment Objectives** | The Company's objectives are to:<br>(i) Growth of the Company through Improved Technology, Improved Services and additional locations for direct to consumer and direct to business sales<br>(ii) Maintain a total internal rate of returns of 20%+ per annum. |
| **Company Managers** | Biographies of all Managers can be found starting on Page 49 of this Offering. |
| **Minimum Capital Commitment** | Each investor will be required to make an investment of a minimum of one 9% Convertible Preferred Stock Units. |
| **The Offering** | The Company is seeking capital commitments of $2,100,000 from Investors. The securities being offered hereby consists of up to 21,000 9% Convertible Preferred Stock Units of the Company, priced at $100.00 per Unit subject to the Company's discretion to increase the size of the offering. The purchase price for the stock interests is to be paid in cash as called by the Company. |
| **Conversion Option / Mandatory Conversion** | All 9% Convertible Preferred Stock Units must be converted to Company Common Stock, either in the third, fourth or fifth year under the following terms and conditions at the Shareholder's Option: |

- **Year 2: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 3: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 4: (Shareholder Conversion Option)**

  Shareholder Option: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

- **Year 5: (Optional & Mandatory Conversion Option)**

  *Shareholder Option*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock closing price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

  The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the Units.

  *Mandatory Conversion*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price ***minus 15%*** of the Company's Common Stock at time of conversion / closing.

**Investment Period** The investment period will begin upon qualification of this Offering by the United States Securities & Exchange Commission.

**Term of the Offering** The Offering will commence promptly after the date of this Offering Circular and will close (terminate) upon the earlier of (1) the sale of 20,000 9% Convertible Preferred Stock Units, (2) One Year from the date this Offering begins, or (3) a date prior to one year from the date this Offering begins that is so determined by the Company's Management (the "Offering Period"). The Company has set an investment minimum of $100,000 USD before the Company will have access to the Investment Proceeds, which means all investment dollars invested in the Company prior to reaching the minimum of $100,000 will be held in an investment escrow account, and only after $100,000 in securities has been sold to investors (One Hundred 9% Convertible Preferred Stock Units) will the Company have access to the Investment Proceeds. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction

**Board of Directors** All Classes of Preferred Stock shall elect TWO of FIVE Seats of the Company's Board of Directors

**Voting Rights** Preferred Stock has NO VOTING RIGHTS

**Distributions** The Company has never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and future earnings for use in the operation of our business and do not anticipate paying any cash dividends in the foreseeable future for our Common Stock. Any future determination to declare dividends on our Common Stock will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

**Reports to Investors** The Company's Accounting Firm will furnish to the investors after the close of each fiscal year an annual report containing audited financial statements of the Company prepared in accordance with "Generally Accepted Accounting Principles" (GAAP) and a statement setting forth any distributions to the investors for the fiscal year. The Company will also furnish un-audited quarterly statements to investors.

**Valuations** The Company Managers will, at least once per year, perform an internal valuation of the Company's assets, using accepted valuation techniques, to establish the fair market value of each asset as the end of such year. The fair market value of the assets will be deemed to be the ownership interest in each asset valued at the current capitalization rate for each market. In addition, detailed financial modeling will be performed using "current market assumptions" and discounted cash flow analysis.

| | |
|---|---|
| **Indemnification** | The Company will indemnify, defend and hold the Company Managers, the members of the Board of Directors harmless from and against any losses, damages, costs that relate to the operations of the Company, unless the Company Manager(s) acted in an unethical manner related to directing investments. |
| **Listings and Admissions to Trading** | Applications are being prepared and will be made to U.S. OTC Market (OTCQB or OTCQB), the Bermuda Stock Exchange's Mezzanine Market and the Berlin Stock Exchange (though the Company may choose to list on the Frankfurt Stock Exchange instead of the Berlin Stock Exchange) for the Securities to be admitted to the Exchange's Official List and for Trading. Submission for listing is expected in 2015. |

## ITEM 7. DESCRIPTION OF PROPERTY.

The Company does not own any real estate. The Company currently rents office spaces at 509 South Wall Avenue, Joplin, Missouri 64801. The Company currently has no policy with respect to investments or interests in real estate, real estate mortgages or securities of, or interests in, persons primarily engaged in real estate activities.

## ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

(a) *Directors and Executive Officers.*

A. Directors and Executive Officers. The current officer and director will serve for one year or until his respective successor(s) are elected and qualified.

| Name | Position |
|---|---|
| ***Mr. Craig Brandman, MD*** | Chief Executive Officer & Chief Financial Officer<br>Chairman of the Board of Directors |

Dr. Brandman is a UCLA trained cardiologist. After practicing in the San Francisco Bay Area for many years, Dr. Brandman became a successful entrepreneur in and out of the healthcare industry. For more than 20 years, Craig has brought his comprehensive knowledge of the business of medicine, the clinical requirements of daily practice, and the benefits of technology to health care organizations. Craig was co-founder and CEO of MEDILINQ in addition to creating two other companies including LawPlus, which provided communications solutions to the legal community; and GryphonCA, which provided secure communications solutions to the health care and legal services industries. Before developing these successful companies, Craig was Managing Partner responsible for all clinical services and initiatives for a $65 million physician-management services organization. He has first-hand knowledge of medical transcription, and has harvested its benefits to produce cost-savings for several organizations. Craig received his MD from the SUNY-Downstate Medical Center in New York, and his postgraduate training in Cardiology at the Harbor General Campus of UCLA Medical Center in Los Angeles. Craig is also our Chief Medical Officer and oversees all medical policy and review as well as the oversight of our medical professionals.

***Mr. David Clymer*** — ***Senior Vice President of Strategic Initiatives***<br>***Member of the Company's Board of Directors***

David began his career as a regional lab provider in Missouri in 1993. David created MyMedLab, allowing consumers to make informed health care choices for themselves and their families. In 2004 industry leading health providers and the power of the internet took MyMedLab nationwide to becaome one of the first direct-to-consumer lab services in the nation. David still maintains his capacity as CEO of MyMedLab and supplies a critical back-end function and a valuable strategic partnership. David graduated from Southeast Missouri State University.

***Mr. Ferris Taylor*** — ***Affordable Care Strategic Liaison***<br>***Member of the Company's Board of Directors***

Ferris is currently the Vice President of Strategy and Planning for Arches Health Plan, a nonprofit health insurance company and CO-OP owned solely by its members for the purpose of participation under the Affordable Care Act. Taylor has more than 30 years of experience in health care, technology and consulting services. Ferris is responsible for StepOne Personal Health strategic planning as it relates to the new legislation under the Affordable Care Act. Taylor founded Pragmatic Health Care Solutions, a health care strategy and marketing consulting firm and from 2003 to 2008, Taylor was vice president of strategic marketing and payer market strategy for Ingenix (now Optum),one of the industry's largest health information technology companies and part of UnitedHealth Group. Additionally, Taylor has also served as the marketing and information services executive for Harvard Community Health Plan, now HPHC and as vice president of marketing and planning for North Shore Medical Center in Salem, Mass, the six community hospital system of Partners Healthcare. A graduate of Brigham Young University in nuclear physics with a minor in Spanish, Taylor holds an MBA with an emphasis in finance and quantitative economics. He is also a graduate of the GHAA/AHIP Executive Program in Managed Care from the University of Missouri.

***Mr. Brett Trusko*** ***Strategic Advisor***

Brett is the Executive Director of the Texas Institute for Smart Health at Baylor College of Medicine in Houston, Texas. He spends his time finding ways to use innovation and technology to streamline the healthcare experience. He understands health at the level of the data. More. Brett's passion is uncovering the patterns in data that can connect the pieces together. His field of informatics is driving a health revolution by letting real people track changes in their health over a lifetime.

***Mr. Jeff Gary*** ***Senior Vice President of Business Development***

Jeff is a senior healthcare executive with over 20 years of experience in the health care industry. Jeff was the founder and principal owner of Stratabex LLC, a healthcare business development and consulting firm focused on innovation, quality, and revenue growth and trend mitigation solutions. Jeff is instrumental in developing pipeline strategies in the enterprise arena with medium to large employer groups. Jeff specializes in working with large self-insured employer groups as they are uniquely positioned to take advantage of the StepOne Personal Health service offerings outside the traditional fee-for-service delivery model.

***Ms.Gregg Hill*** ***Director of Clinical Services***

Gregg is a business and healthcare professional with more than 25 years of experience in business process development, patient care and health organization creation. Prior to his role at StepOne Health, Gregg was one of the founding members, practicing physician assistant and analytics lead for Crossover Health, developing and launching workplace health centers and systems for Apple Computer, Facebook and Applied Materials in the Silicon Valley area. Gregg has specific expertise in EMR migration technologies including training and development for Kaiser Permenante's Health Connect system born in 2007. Gregg has additional deep knowledge in emerging market business systems as a consulting manager for Accenture in Houston, providing client financial due diligence pursuant to Accenture's IPO in 2002. Gregg currently holds his board certification as a Physician Assistant, and is the director for StepOne Health's clinical development standards, consumer messaging, clinical staffing and management of a team of professionals, executing virtual consumer health and wellness services.

***Ms.Cheryl Lawson*** ***Director of Social Marketing***

Cheryl Lawson brings corporate marketing, entrepreneurial acumen and deep social media marketing and public relations expertise to StepOne Health. Cheryl has been a member of the StepOne Health team since it's inception and will join the company as Director of Communications in 2014. As Communications Director, Cheryl leads the company's PR, social media marketing, and community management initiatives. In addition, she is responsible for developing the company's media and blogger outreach efforts. Before joining StepOne Health, Cheryl served as marketing manager for Fleetwood Enterprises. As marketing manager, Cheryl was in charge of creating the RV division's digital content. Before Fleetwood, Cheryl was a District Manager for General Motors' Pontiac Division. During her ten-year career with GM, Cheryl led corporate to dealer communications in several major markets. Cheryl is the founder of social marketing firm Party Aficionado, LLC where she helps small businesses create social marketing strategies and PR plans. In 2010, Cheryl founded Social Media Tulsa a group that has now become the area's most active social media community. At Social Media Tulsa, Cheryl uses social media, conferences, meetups, and tweetups to connect the areas bloggers, and digital marketing enthusiasts with thought leaders and technology companies from around the globe. Cheryl is a believer in personalized health and advocates for more consumer-focused discussions online and during conferences. Cheryl holds a BA from Southern University in Baton Rouge and a MBA from Nova Southeastern University. She is a marketing course developer for the University of California's Extension Center where she created the course curriculum for the programs social media marketing course among others. Cheryl continues to serve as adjunct professor at UCR.

***Ms.Edwina Raines*** ***Director of Provider Relations***

Edwina is a committed practice administrator with extensive experience in medical oncology and hematology practices with deep subject matter knowledge in affecting tight information exchange with the insurance clearinghouse and third-party administrators. Edwina has developed the StepOne Personal Health process for client billing and assurance that all consumers enjoy the highest level in client satisfaction.

***Mr. Steven J. Muehler*** ***Advisor / Shareholder***

Mr. Steven J. Muehler is the Founder and Chief Executive Officer for Blue Coast Securities Corporation & Alternative Securities Markets Group. A true pioneer in the private equity investments industry, Mr. Muehler has led Blue Coast Securities Corporation in its growth into a leading global alternative assets management and private equity investments firm. Mr. Muehler is actively involved in managing the firm's day-to-day operations and serves on the Investment Portfolio Management Committees of each of the Firm's Fixed Income Funds and Private Equity Investment Funds, including the Firm's Technology Ventures Fund.

Mr. Muehler has more than fifteen years in Investment Banking and Corporate Finance, holding senior financial management and business development positions in both regional banks and international finance companies. Mr. Muehler has extensive experience in structuring business plans, private and public securities offerings, and fund raising efforts for early stage to mid-cap companies. His areas of expertise are in Commercial and Residential Real Estate Development, Energy, BioFuels, Mining & Mineral Rights, Oil & Natural Gas, Medical Device and Pharmacy and New Technology.

Prior to founding Blue Coast Securities Corporation in 2008, Mr. Muehler served four years in the United States Marine Corps before attending college in South Carolina. After college, Mr. Muehler held positions in the Finance Departments of Riverview Community Bank, WCI Communities and Allied Capital Corporation. It was with these companies that Mr. Muehler worked extensively with multinational finance and investment firms in syndicating fund raising and has guided dozens of companies in the capital formation process. Mr. Muehler has also served as a business consultant to a variety of midmarket companies providing strategic and financial modeling, business development training, and management assessment.

Mr. Muehler lives in Los Angeles, California with his wife and Two Daughters. Mr. Muehler is also the host of the Radio / HD WebTV and Podcast Show "Steve Muehler, On the Corner of Main Street and Wall Street". More information about Mr. Muehler can be found at: http://www.SteveMuehler.comand at www.AlternativeSecuritiesMarket.com.

B. *Significant Employees.* All Members of StepOne Personal Health, Inc. as listed above are each considered "*Significant Employees*", and are each "Executive Officers" of the Company. The Company would be materially adversely affected if it were to lose the services of any member of StepOne Personal Health, Inc. listed above as each he has provided significant leadership and direction to the Company.

C. *Family Relationships.* None

D. *Involvement in Certain Legal Proceedings.* There have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past three years.

*E. Legal proceedings.* There are not presently any material pending legal proceedings to which the Registrant is a party or as to which any of its property is subject, and no such proceedings are known to the Registrant to be threatened or contemplated against it.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

## ITEM 9. EXECUTIVE COMPENSATION.

In March of 2014, the Company adopted a compensation program for Company Management. Accordingly, Management of StepOne Personal Health, Inc. will be entitled to receive an annual salary of:

| | |
|---|---|
| Mr. Craig Brandman, Chief Executive Officer & Chief Financial Officer | $108,000 |
| Mr. Jeff Gary, Senior Vice President of Business Development | $80,000 |
| Ms. Chelia Potts Laurance, Director of Operations | $65,000 |
| Mr.Gregg Hill, Director of Clinical Services | $80,000 |
| Ms. Edwina Raines, Director of Provider Relations | $65,000 |

NOTE: No compensation has been accrued nor will any compensation be accrued or paid until the Company has satisfactorily raised the minimum capital within the terms of this Regulation A Offering. The Company's Executive Management and extended team have elected to have all salaries deferred and not-accrued to this Offering. Therefore, the Company does not intend to distribute any funds related to past performance.

### Officer Compensation

The Company does not currently pay any cash fees to any Officer of the Company beyond those listed above.

### Directors and Advisors Compensation

The Company does not currently pay any cash fees to any Director or Advisor of the Company or any member or employee of the Company beyond those listed above.

### Stock Option Grants

The Company does not currently have any outstanding Stock Options or Grants.

### Significant Employees

The Company has no significant employees other than the Company Managers named in this prospectus.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**ITEM 10. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.**

(a) Security ownership of certain beneficial owners.

The following table sets forth, as of the date of this Registration Statement, the number of shares of Preferred Stock and Common Stock owned of record and beneficially by executive officers, directors and persons who hold **5% or more of the outstanding Common Stock of the Company**. Also included are the shares held by all executive officers and directors as a group.

| Name & Address | Amount Owned Prior to Offering | Amount Owned After Offering |
|---|---|---|
| Mr. David Clymer<br>Senior Vice President<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 25,000 Shares (25%)<br>Preferred Stock: No Shares | Common Stock: 25,000 Shares (25%)<br>Preferred Stock: No Shares |
| Mr. Craig Brandman<br>Chief Executive Officer & CEO<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 26,500 Shares (26.5%)<br>Preferred Stock: No Shares | Common Stock: 26,500 Shares (26.5%)<br>Preferred Stock: No Shares |
| Mr. Steven Thomas<br>Shareholder<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 12,500 Shares (12.5%)<br>Preferred Stock: No Shares | Common Stock: 12,500 Shares (12.5%)<br>Preferred Stock: No Shares |
| Mr. Ferris Taylor<br>Affordable Care Liaison<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares |
| Ms. Chelia Potts<br>Director of Operations<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares |
| Mr. Jeff Gray<br>Senior Vice President<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares |
| Ms. Edwina Rains<br>Director of Provider Relations<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares |
| Mr.Greg Hill<br>Director of Clinical Services<br>509 South Wall Avenue<br>Joplin, Missouri 64801 | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares | Common Stock: 3,000 Shares (3%)<br>Preferred Stock: No Shares |
| Mr. James Cunningham<br>Shareholder<br>509 South Wall Avenue | Common Stock: 2,500 Shares (2.5%)<br>Preferred Stock: No Shares | Common Stock: 2,500 Shares (2.5%)<br>Preferred Stock: No Shares |

| | | |
|---|---|---|
| Joplin, Missouri 64801 | | |
| Alternative Securities Markets Group<br>Advisor / Shareholder<br>9107 Wilshire Blvd, Suite 450<br>Beverly Hills, California 90210 | Common Stock: No Shares<br>Preferred Stock: No Shares | Common Stock: 5,000 Shares (5%)<br>Preferred Stock: No Shares |

## ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

**Related Party Transactions**

Our majority stockholder(s) are Mr. David Clymer, a member of the Company's Board of Directors and Mr. Craig Brandman, the Company's Chief Executive Officer together own the majority of the issued and outstanding controlling Stock Units of StepOne Personal Health, Inc. Consequently these shareholders control the operations of the Company and will have the ability to control all matters submitted to stockholders for approval, including:

- Election of the board of directors;
- Removal of any directors;
- Amendment of the Company's certificate of incorporation or bylaws; and
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Mr. David Clymer & Mr. Craig Brandman will thus have complete control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business consolidation, or discouraging a potential acquirer from making a tender offer for the Common Stock. This registration statement contains forward-looking statements and information relating to us, our industry and to other businesses.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 11 of Form 1-A, Model B.

**REMAINDER OF PAGE LEFT BLANK INTENTIONALLY**

**ITEM 12. SECURITIES BEING OFFERED.**

**9% Convertible Preferred Stock Units**

A maximum of TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units are being offered to the public at $100.00 9% Convertible Preferred Stock Unit. A Minimum of $100,000 will need to be received from this Offering for the Company to receive proceeds from the Sale of any Securities of this Offering. A maximum of $2,100,000 will be received from the offering. All Securities being offered by the Company through this offering, and no Securities are being offered by any selling shareholders of the Company. The Company will receive all proceeds from the sale of its Securities after the Company has secured $100,000 from the sale of Securities through this Offering. If the Offering terminates before the offering minimum is achieved, or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

- All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

    - YEAR 2: (Shareholder Conversion Option)

        - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 3: (Shareholder Conversion Option)

        - At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
        - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
        - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

    - YEAR 4: (Optional Conversion Option)

        - At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
    - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
    - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
    - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

(a) *Description of Company Common Stock*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 100,000,000 shares of Common stock, $0.001 par value per share (the "Common Stock"). As of August 1st, 2014 – 100,000 shares of Common Stock were issued and outstanding.

All outstanding shares of Common Stock are of the same class and have equal rights and attributes. The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. All stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. In the event of liquidation, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative or preemptive rights.

The description of certain matters relating to the securities of the Company is a summary and is qualified in its entirety by the provisions of the Company's Certificate of Incorporation and By-Laws, copies of which have been filed as exhibits to this Form 1-A. No Common Stock is being offered in the Offering Circular.

(b) *Background Information on the Preferred Stock.*

The Company is authorized by its Certificate of Incorporation to issue an aggregate of 1,000,000 shares of Preferred stock, no par value per share (the "Preferred Stock"). As of August 1st, 2014 – NO Preferred Stock Units were issued and outstanding. Upon the completion of this Offering, TWENTY-ONE THOUSAND shares of Preferred Stock will be issued and outstanding.

(c) Other *Debt Securities*. None.

(d) *Other Securities to Be Registered.* None.

**Security Holders**

As of August 1st, 2014, there were 100,000 shares of our Common Stock outstanding, which were held of record by approximately 10 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

As of August 1st, 2014, there were NO shares of our Preferred Stock outstanding, which were held of record by approximately 0 stockholders, not including persons or entities that hold the stock in nominee or "street" name through various brokerage firms.

**Dividends**

The Company has never declared or paid cash dividends on its Common Stock Units. The Company currently intends to retain all available funds and future earnings for use in the operation of Company business and does not anticipate paying any cash dividends in the foreseeable future to holders of our Common Stock. Any future determination to declare dividends for the Company's Common Stock Units will be made at the discretion of our board of directors, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

**Indemnification of Directors and Officers:**

The Company is incorporated under the laws of Delaware. Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, agreement, and a vote of stockholders or disinterested directors or otherwise.

The Company's Certificate of Incorporation provides that it will indemnify and hold harmless, to the fullest extent permitted by Delaware's General Corporation Law, as amended from time to time, each person that such section grants us the power to indemnify.

Delaware's General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

- any breach of the director's duty of loyalty to the corporation or its stockholders;
- acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
- payments of unlawful dividends or unlawful stock repurchases or redemptions; or
- any transaction from which the director derived an improper personal benefit.

The Company's Certificate of Incorporation provides that, to the fullest extent permitted by applicable law, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this provision will be prospective only and will not adversely affect any limitation, right or protection of a director of our company existing at the time of such repeal or modification.

# FINANCIAL STATEMENTS SECTION:

**"Un-Audited"**

**StepOne Personal Health**
**BALANCE SHEET (Unaudited)**
**6/30/2014**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 35,950 |
| Accounts receivable | | - |
| Pre-paid expenses | | - |
| Deposits | | - |
| Other Technology Investment | | 350,000 |
| Total assets | $ | 385,950 |

LIABILITIES AND OWNERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | - |
| Other | | - |
| Total Liabilities | | - |
| | | |
| Owner's equity: | | |
| Paid in capital / retained earnings | $ | 385,950 |
| Total liabilities and owners' equity | $ | 385,950 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**

**STATEMENT OF REVENUE AND EXPENSES (Unaudited)**

**For the period of For the period of April 1 through June 30, 2014**

| | | |
|---|---|---|
| REVENUE | | |
| Sales | $ | 3,450 |
| EXPENSES | | |
| Salaries & Wages | $ | - |
| General and Administrative | | - |
| Technology Expense | | - |
| Travel and Entertainment | | - |
| Legal | | - |
| Net Income (Loss) | $ | 3,450 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**
**STATEMENT OF OWNERS' EQUITY (Unaudited)**
**For the period of For the period of April 1 through June 30, 2014**

| | | |
|---|---|---|
| Capital Contributions | $ | 382,500 |
| Net Income (Loss) | $ | 3,450 |
| Balance, June 30, 2014 | $ | 385,950 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**

**STATEMENT OF CASH FLOWS (Unaudited)**

**For the period of For the period of April 1 through June 30, 2014**

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | 3,450 |
| Adjustments | $ | - |
| | | |
| Changes in assets and liabilities | | |
| Prepaid expense | $ | - |
| Accounts payable and accrued expenses | $ | - |
| Due to affiliates | $ | - |
| Net cash provided by operating activities | $ | 3,450 |
| Cash flows from investing activities | | |
| Technology in progress | $ | - |
| Increase in deposits | $ | - |
| Net cash used in investing activities | $ | - |
| Cash flows from financing activities | $ | - |
| Contributions from members | $ | - |
| Additions to deferred financing costs | $ | - |
| Loans from owners' | $ | - |
| Loan repayments to owners' | $ | - |
| Net cash provided by financing activities | $ | - |
| NET INCREASE (DECREASE) IN CASH | $ | 3,450 |
| Cash, June 30, 2014 | $ | 35,950 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman, CEO*

**StepOne Personal Health**
**BALANCE SHEET (Unaudited)**
**3/31/2014**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 32,500 |
| Accounts receivable | | - |
| Pre-paid expenses | | - |
| Deposits | | - |
| | | |
| Other Technology Investment | | 350,000 |
| Total assets | $ | 382,500 |

LIABILITIES AND OWNERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | - |
| Other | | - |
| Total Liabilities | | - |
| | | |
| Owner's equity: | | |
| | | |
| Paid in capital / retained earnings | $ | 382,500 |
| | | |
| Total liabilities and owners' equity | $ | 382,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**
**STATEMENT OF REVENUE AND EXPENSES (Unaudited)**
**For the period of January 2014 (inception) through March 31, 2014**

| | | |
|---|---|---|
| REVENUE | | |
| Sales | $ | 20,000 |
| EXPENSES | | |
| Salaries & Wages | $ | - |
| General and Administrative | | - |
| Technology Expense | | - |
| Travel and Entertainment | | - |
| Legal | | - |
| Net Income (Loss) | $ | 20,000 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**
**STATEMENT OF OWNERS' EQUITY (Unaudited)**
**For the period of January 2014 (inception) through March 31, 2014**

| | | |
|---|---|---|
| Capital Contributions | $ | 362,500 |
| Net Income (Loss) | $ | 20,000 |
| Balance, March 31, 2014 | $ | 382,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

# StepOne Personal Health
## STATEMENT OF CASH FLOWS (Unaudited)
## For the period of January 2014 (inception) through March 31, 2014

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | 20,000 |
| Adjustments | $ | - |
| | | |
| Changes in assets and liabilities | | |
| Prepaid expense | $ | - |
| Accounts payable and accrued expenses | $ | - |
| Due to affiliates | $ | - |
| Net cash provided by operating activities | $ | 20,000 |
| Cash flows from investing activities | | |
| Technology in progress | $ | - |
| Increase in deposits | $ | - |
| Net cash used in investing activities | $ | - |
| Cash flows from financing activities | $ | - |
| Contributions from members | $ | - |
| Additions to deferred financing costs | $ | - |
| Loans from owners' | $ | - |
| Loan repayments to owners' | $ | - |
| Net cash provided by financing activities | $ | - |
| NET INCREASE (DECREASE) IN CASH | $ | 20,000 |
| Cash, March 31, 2014 | $ | 32,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman, CEO*

**StepOne Personal Health**
**BALANCE SHEET (Unaudited)**
**12/31/2013**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 12,500 |
| Accounts receivable | | - |
| Pre-paid expenses | | - |
| Deposits | | - |
| | | |
| Other Technology Investment | | 350,000 |
| Total assets | $ | 362,500 |

LIABILITIES AND OWNERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | - |
| Other | | - |
| Total Liabilities | | - |
| | | |
| Owner's equity: | | |
| | | |
| Paid in capital / retained earnings | $ | 362,500 |
| | | |
| Total liabilities and owners' equity | $ | 362,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**

**STATEMENT OF REVENUE AND EXPENSES (Unaudited)**

**For the period of January 2013 through December 31, 2013**

REVENUE

| | | |
|---|---|---|
| Sales | $ | - |

EXPENSES

| | | |
|---|---|---|
| Salaries & Wages | $ | - |
| General and Administrative | | - |
| Technology Expense | | - |
| Travel and Entertainment | | - |
| Legal | | - |
| Net Income (Loss) | $ | - |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**
**STATEMENT OF OWNERS' EQUITY (Unaudited)**
**For the period of January 2013 through December 31, 2013**

| | | |
|---|---|---|
| Capital Contributions | $ | 362,500 |
| Net Income (Loss) | $ | - |
| Balance, December 31, 2013 | $ | 362,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

# StepOne Personal Health
# STATEMENT OF CASH FLOWS (Unaudited)
# For the period of January 2013 through December 31, 2013

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | - |
| Adjustments | $ | - |
| | | |
| Changes in assets and liabilities | | |
| Prepaid expense | $ | - |
| Accounts payable and accrued expenses | $ | - |
| Due to affiliates | $ | - |
| Net cash provided by operating activities | $ | - |
| | | |
| Cash flows from investing activities | | |
| Technology in progress | $ | (300,000) |
| Increase in deposits | $ | - |
| | | |
| Net cash used in investing activities | $ | (300,000) |
| | | |
| Cash flows from financing activities | $ | - |
| Contributions from members | $ | 300,000 |
| Additions to deferred financing costs | $ | - |
| Loans from owners' | $ | - |
| Loan repayments to owners' | $ | - |
| | | |
| Net cash provided by financing activities | $ | 300,000 |
| | | |
| NET INCREASE (DECREASE) IN CASH | $ | - |
| | | |
| Cash, December 31, 2013 | $ | 12,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman, CEO*

**StepOne Personal Health**
**BALANCE SHEET (Unaudited)**
**12/31/2012**

ASSETS

| | | |
|---|---|---|
| Cash | $ | 12,500 |
| Accounts receivable | | - |
| Pre-paid expenses | | - |
| Deposits | | - |
| Other Technology Investment | | 50,000 |
| Total assets | $ | 62,500 |

LIABILITIES AND OWNERS' EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | - |
| Other | | - |
| Total Liabilities | | - |
| Owner's equity: | | |
| Paid in capital / retained earnings | $ | 62,500 |
| Total liabilities and owners' equity | $ | 62,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**

**STATEMENT OF REVENUE AND EXPENSES (Unaudited)**

**For the period of January 2012 through December 31, 2012**

| | | |
|---|---|---|
| REVENUE | | |
| Sales | $ | - |
| EXPENSES | | |
| Salaries & Wages | $ | - |
| General and Administrative | | - |
| Technology Expense | | - |
| Travel and Entertainment | | - |
| Legal | | - |
| Net Income (Loss) | $ | - |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

**StepOne Personal Health**
**STATEMENT OF OWNERS' EQUITY (Unaudited)**
**For the period of January 2012 through December 31, 2012**

| | | |
|---|---|---|
| Capital Contributions | $ | 62,500 |
| Net Income (Loss) | $ | - |
| Balance, December 31, 2012 | $ | 62,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman*
*Title: CEO*

# StepOne Personal Health
# STATEMENT OF CASH FLOWS (Unaudited)
# For the period of January 2012 through December 31, 2012

| | | |
|---|---|---|
| Cash flows from operating activities | | |
| Net income | $ | - |
| Adjustments | $ | - |
| | | |
| Changes in assets and liabilities | | |
| Prepaid expense | $ | - |
| Accounts payable and accrued expenses | $ | - |
| Due to affiliates | $ | - |
| Net cash provided by operating activities | $ | - |
| | | |
| Cash flows from investing activities | | |
| Technology in progress | $ | (50,000) |
| Increase in deposits | $ | - |
| | | |
| Net cash used in investing activities | $ | (50,000) |
| | | |
| Cash flows from financing activities | $ | - |
| Contributions from members | $ | 62,500 |
| Additions to deferred financing costs | $ | - |
| Loans from owners' | $ | - |
| Loan repayments to owners' | $ | - |
| | | |
| Net cash provided by financing activities | $ | 62,500 |
| | | |
| NET INCREASE (DECREASE) IN CASH | $ | 12,500 |
| | | |
| Cash, December 31, 2012 | $ | 12,500 |

*I certify these financial statements to be true and acurate*

Craig Brandman

*Name: Craig Brandman, CEO*

**SIGNATURES**

**The Issuer has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized.**

**StepOne Personal Health, Inc.**

**By: Mr. Craig Brandman**

**By:** ______________________

**Name: Mr. Craig Brandman**
**Title: Chief Executive Officer & Chief Financial Officer**
**Senior Shareholder (26.5% of issued and outstanding Common Shares)**

**By: Mr. David Clymer**

**By:** ______________________

**Name: Mr. David Clymer**
**Title: Advisor & Senior Shareholder (25% of issued & outstanding Common Shares)**

**By: Mr. Steven J. Muehler (Alternative Securities Markets Group)**

**By:** ______________________

**Name: Mr. Steven J. Muehler**
**Title: Advisor & Drafter of this Securities Registration Statement**
**Minority Shareholder (5% of issued and outstanding Common Shares)**

# Signature Certificate

Document Reference: B6G64KI9Y2UX6ASNSIB672

RightSignature
Easy Online Document Signing



David Clymer
Party ID: U8TB24IJH4XX47LFVD9DU7
IP Address: 108.192.96.199
VERIFIED EMAIL: drbrandman@steponehealth.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum bbe74b763bc95f76c545b54b7c5e03ba4539337c



Craig Brandman
Party ID: LIPVREJEFJVICMBRSXDCCZ
IP Address: 108.192.96.199
VERIFIED EMAIL: drbrandman@steponehealth.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum bbe74b763bc95f76c545b54b7c5e03ba4539337c



Alternative Securities Markets Group
Party ID: 5T57M9JC825FVZWINPTJEK
IP Address: 104.34.245.221
VERIFIED EMAIL: legal@asmmarketsgroup.com

Electronic Signature:



Multi-Factor
Digital Fingerprint Checksum 03bb42265481143b7c0630d37dd1db77468d8e13

| Timestamp | Audit |
|---|---|
| 2014-08-03 16:54:10 -0700 | All parties have signed document. Signed copies sent to: David Clymer, Craig Brandman, and Alternative Securities Markets Group. |
| 2014-08-03 16:54:10 -0700 | Document signed by David Clymer (drbrandman@steponehealth.com) with drawn signature. - 108.194.198.133 |
| 2014-08-03 12:27:56 -0700 | Document viewed by David Clymer (drbrandman@steponehealth.com). - 108.192.96.199 |
| 2014-08-03 12:27:29 -0700 | Document signed by Craig Brandman (drbrandman@steponehealth.com) with drawn signature. - 108.192.96.199 |
| 2014-08-03 12:24:45 -0700 | Document viewed by Craig Brandman (drbrandman@steponehealth.com). - 108.192.96.199 |
| 2014-08-02 09:23:56 -0700 | Document signed by Alternative Securities Markets Group (legal@asmmarketsgroup.com) with drawn signature. - 104.34.245.221 |

This signature page provides a record of the online activity executing this contract.

# Signature Certificate

Document Reference: B6G64KI9Y2UX6ASNSIB672

RightSignature
Easy Online Document Signing

| | |
|---|---|
| 2014-08-02 09:23:34 -0700 | Document viewed by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.245.221 |
| 2014-08-02 09:23:34 -0700 | Document created by Alternative Securities Markets Group (legal@asmmarketsgroup.com). - 104.34.245.221 |

# PART III – EXHIBITS

| | |
|---|---|
| • SUBSCRIPTION AGREEMENT | 7 PAGES |

# StepOne Personal Health, Inc.

**C/O: Alternative Securities Markets Group**

**9107 Wilshire Blvd.**

**Suite 450**

**Beverly Hills, California 90210**

**LEGAL@ASMMARKETSGROUP.COM**

**Direct: (213) 407-4386**

## SUBSCRIPTION AGREEMENT

## 9% Convertible Preferred Stock Units 1 to 21,100

Subject to the terms and conditions of the shares of 9% Preferred Convertible Preferred Stock Units (the "Convertible Preferred Stock") described in the **StepOne Personal Health, Inc.** Offering Circular dated August 1st, 2014 (the "Offering"), I hereby subscribe to purchase the number of shares of 9% Convertible Preferred Stock set forth below for a purchase price of $100.00 per share. Enclosed with this subscription agreement is my check (Online "E-Check" or Traditional Papery Check) or money order made payable to "**StepOne Personal Health, Inc.**" evidencing $100.00 for each share of Convertible Preferred Stock Subscribed, subject to a minimum of ONE 9% Preferred Convertible Preferred Stock Unit ($100.00).

I understand that my subscription is conditioned upon acceptance by **StepOne Personal Health, Inc**. Company Managers and subject to additional conditions described in the Offering Circular. I further understand that **StepOne Personal Health, Inc.** Company Managers, in their sole discretion, may reject my subscription in whole or in part and may, without notice, allot to me a fewer number of shares of 9% Convertible Preferred Stock that I have subscribed for. In the event the Offering is terminated, all subscription proceeds will be returned with such interest as may have been earned thereon.

I certify that I have read the Offering Circular and that I am relying on no representations other than those set forth in the Offering Circular. I understand that when this subscription agreement is executed and delivered, it is irrevocable and binding to me. I further understand and agree that my right to purchase shares of 9% Convertible Preferred Stock offered by the Company may be assigned or transferred to any third party without the express written consent of the Company ONLY through the Alternative Securities Markets Group's Securities Resale Portal at ***http://www.AlternativeSecuritiesMarket.com***, and that no public market for the Company's securities has been created or may be created in the future.

I further certify, under penalties of perjury, that: (1) the taxpayer identification number shown on the signature page of this Offering Circular is my correct identification number; (2) I am not subject to backup withholding under the Internal Revenue Code because (a) I am exempt from backup withholding; (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (as defined in the instructions to Form W-9).

**SUBSCRIPTION AGREEMENT** (the "Agreement") with the undersigned Purchaser for _____________ 9% Convertible Preferred Stock Units of **StepOne Personal Health, Inc**, with no par value per share, at a purchase price **of $100.00 (ONE HUNDRED DOLLARS AND ZERO CENTS) per share** (aggregate purchase price: $___________________).

Made as of this ___________ day of _________________, 2014 by and between **StepOne Personal Health, Inc.**, a Delaware Stock Corporation (the "Company"), and the Purchaser whose signature appears below on the signature line of this Agreement (the "Purchaser").

## WITNESETH:

WHEREAS, the Company is offering for sale up to TWENTY-ONE THOUSAND 9% Convertible Preferred Stock Units (the "Shares") (such offering being referred to as the "Offering").

NOW, THEREFORE, the Company and the Purchaser, in consideration of the mutual covenants contained herein and intending to be legally bound, do hereby agree as follows:

1 **Purchase and Sale**. Subject to the terms and conditions hereof, the Company shall sell, and the Purchaser shall purchase, the number of Shares indicated above at the price so indicated.

2. **Method of Subscription**. The Purchaser is requested to complete and execute this agreement online *or* to print, execute and deliver two copies of this Agreement to the Company, at **StepOne Personal Health, Inc., C/O: Alternative Securities Markets Group, 9107 Wilshire Blvd., Suite 450, Beverly Hills, California 90210**, payable by check to the order of **StepOne Personal Health, Inc.** in the amount of the aggregate purchase price of the Shares subscribed (the "Funds"). The Company reserves the right in its sole discretion, to accept or reject, in whole or in part, any and all subscriptions for Shares.

3 **Subscription and Purchase**. The Offering will begin on the effective date of the Offering Statement and continue until the Company has sold all of the Shares offered hereby or on such earlier date as the Company may close or terminate the Offering.

Any subscription for Shares received will be accepted or rejected by the Company within 30 days of receipt thereof or the termination date of this Offering, if earlier. If any such subscription is accepted, in whole or part, the Company will promptly deliver or mail to the Purchaser (i) a fully executed counterpart of this Agreement, (ii) a certificate or certificates for the Shares being purchased, registered in the name of the Purchaser, and (iii) if the subscription has been accepted only in part, a refund of the Funds submitted for Shares not purchased. Simultaneously with the delivery or mailing of the foregoing, the Funds deposited in payment for the Shares purchased will be released to the Company. If any such subscription is rejected by the Company, the Company will promptly return, without interest, the Funds submitted with such subscription to the subscriber.

4 **Representations, Warranties and Covenants of the Purchaser**. The Purchaser represents, warrants and agrees as follows:

(a) Prior to making the decision to enter into this Agreement and invest in the Shares subscribed, the Purchaser has received and read the Offering Statement. On the basis of the foregoing, the Purchaser acknowledges that the Purchaser processes sufficient information to understand the merits and risks associated with the investment in the Shares subscribed. The Purchaser acknowledges that the Purchaser has not been given any information or representations concerning the Company or the Offering, other than as set forth in the Offering Statement, and if given or made, such information or representations have not been relied upon by the Purchaser in deciding to invest in the Shares subscribed.

(b) The Purchaser has such knowledge and experience in financial and business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares subscribed and the Purchaser believes that the Purchaser's prior investment experience and knowledge of investments in low-priced securities ("penny stocks") enables the Purchaser to make an informal decision with respect to an investment in the Shares subscribed.

(c) The Shares subscribed are being acquired for the Purchaser's own account and for the purposes of investment and not with a view to, or for the sale in connection with, the distribution thereof, nor with any present intention of distributing or selling any such Shares.

(d) The Purchaser's overall commitment to investments is not disproportionate to his/her net worth, and his/her investment in the Shares subscribed will not cause such overall commitment to become excessive.

(e) The Purchaser has adequate means of providing for his/her current needs and personal contingencies, and has no need for current income or liquidity in his/her investment in the Shares subscribed.

(f) With respects to the tax aspects of the investment, the Purchaser will rely upon the advice of the Purchaser's own tax advisors.

(g) The Purchaser can withstand the loss of the Purchaser's entire investment without suffering serious financial difficulties.

(h) The Purchaser is aware that this investment involves a high degree of risk and that it is possible that his/her entire investment will be lost.

(i) The Purchaser is a resident of the State set forth below the signature of the Purchaser on the last age of this Agreement.

**<u>Company Convertible Securities:</u>** All 9% Convertible Preferred Stock Units must be Converted to Company Common Stock either in the 2nd, 3rd, 4th or 5th year under the following terms and conditions at the Shareholders' Option:

- <u>YEAR 2</u>: (Shareholder Conversion Option)
    - At anytime during the second year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted

average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.

- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 3: (Shareholder Conversion Option)

- At anytime during the third year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 5%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

▪ YEAR 4: (Optional Conversion Option)

- At anytime during the fourth year of the investment, the Shareholder may choose on the First Business Day of Each Month to convert each unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 10%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
- The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the

Shares plus any accrued interest, though the Company has no obligation to purchase the units.

- Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

- YEAR 5: (Optional & Mandatory Conversion Options)
  - *Optional*: At anytime during the fourth year of the investment, the Shareholder may choose on the First Day of Each Month to convert each unit of the Company's Convertible 9% Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - The Shareholder can sell the 9% Convertible Preferred Stock Units back to the Company at any time after two years for the full face value of the Shares plus any accrued interest, though the Company has no obligation to purchase the units.
  - *Mandatory*: On the last business day of the 5th year of the investment, the Shareholder MUST convert each Unit of the Company's 9% Convertible Preferred Stock for Common Stock of the Company at market price *minus 15%* of the Company's Common Stock at time of conversion / closing. The closing price will be the weighted average price of the Common Stock Closing Price over the previous 60 days. Fractional interests will be paid to the shareholder by the Company in cash.
  - Should the Company not be listed on any Regulated Stock Exchange or OTC Market ("Over-the-Counter inter-dealer quotation system"), the shares shall convert to Common Stock in the Company at the "per share value" (minus any discounts) of the Company's Common Stock as determined by an Independent Third Party Valuations Firm that is chosen by the Company's Board of Directors.

5

6 **Notices.** All notices, request, consents and other communications required or permitted hereunder shall be in writing and shall be delivered, or mailed first class, postage prepaid, registered or certified mail, return receipt requested:

(a) If to any holder of any of the Shares, addressed to such holder at the holder's last address appearing on the books of the Company, or

(b) If to the Company, addressed to the **StepOne Personal Health, Inc.**, or such other address as the Company may specify by written notice to the Purchaser, and such notices or other communications shall for all purposes of this Agreement be treated as being effective on delivery, if delivered personally, or, if sent by mail, on the earlier of actual receipt or the third postal business day after the same has been deposited in a regularly maintained receptacle for the deposit of United States' mail, addressed and postage prepaid as aforesaid.

6. **Severability**. Should any one or more of the provisions of this Agreement be determined to be illegal or unenforceable, all other provisions of this Agreement shall be given effect separately from the provision or provisions determined to be illegal or unenforceable and shall not be affected thereby.

7. **Parties in Interest.** This Agreement shall be binding upon and inure to the benefits of and be enforceable against the parties hereto and their respective successors or assigns, provided, however, that the Purchaser may not assign this Agreement or any rights or benefits hereunder.

8. **Choice of Law.** This Agreement is made under the laws of the State of Delaware, and for all purposes shall be governed by and construed in accordance with the laws of that State, including, without limitation, the validity of this Agreement, the construction of its terms, and the interpretation of the rights and obligations of the parties hereto.

9 **Headings.** Sections and paragraph heading used in this Agreement have been inserted for convenience of reference only, do not constitute a part of this Agreement and shall not affect the construction of this Agreement.

10. **Execution in Counterparts.** This Agreement may be executed an any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute but one and the same instrument.

11. **Survival of Representations and Warranties.** The representations and warranties of the Purchaser in and with respect to this Agreement shall survive the execution and delivery of this Agreement, any investigation at any time made by or on behalf of any Purchaser, and the sale and purchase of the Shares and payment therefore.

12. THE PARTIES HERBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATON BASED HEREIN, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY OTHER DOCUMENTS CONTEMPLATED TO BE EXECUTED IN CONJUNCTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY.

13. In Connection with any litigation, mediation, arbitration, special proceeding or other proceeding arising out of this Agreement, the prevailing party shall be entitled to recover its litigation-related costs and reasonable attorneys' fees through and including any appeals and post-judgment proceedings.

14. In no event shall any party be liable for any incidental, consequential, punitive or special damages by reason of its breach of this Agreement. The liability, if any, of the Company and its Managers, Directors, Officers, Employees, Agents, Representatives, and Employees to the undersigned under this Agreement for claims, costs, damages, and expenses of any nature for which they are or may be legally liable, whether arising in negligence or other tort, contract, or otherwise, shall not exceed, in the aggregate the undersigned's investment amount.

12. **Additional Information.** The Purchaser realizes that the Shares are offered hereby pursuant to exemptions from registration provided by Regulation A and the Securities Act of 1933. The Shares are being offered ONLY TO RESIDENTS OF THE STATES OF:

- To be completed through NASAA Coordinate Review, Submission, Qualification and Registration

IN WITNESSES WHEREOF, the parties hereto have executed this Subscription Agreement as of the day and year first above written.

**StepOne Personal Health, Inc.**

By: ______________________________________________
President

**PURCHASER:**

______________________________________________
Signature of Purchaser

______________________________________________
Alternative Securities Market Investment Account Number